
06010693

DANISCO

Commission File No. 82-3158

Danisco USA Inc.
440 Saw Mill River Road
Ardsley
New York 10502-2605
USA
Tel +1 914 674 6300
Tel +1 800 255 6837
Fax +1 914 674 6513
www.danisco.com

February 3, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Danisco A/S
Commission File No. 82-3158

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), Danisco A/S hereby submits to the Commission the following information which Danisco has (A) made public pursuant to the laws of Denmark, (B) filed with the Copenhagen Stock Exchange, or (C) distributed to its security holders since its last such submission to the Commission, under cover of a letter dated December 5, 2005.

A schedule of the documents referred to above is attached hereto.

Kindly acknowledge receipt of this submission by stamping the enclosed dated copy of this letter and returning it in the envelope also enclosed.

Very truly yours,

Eileen Gill
General Counsel, Danisco USA

Enclosures

cc: Peter Flagel, Esq.

Commission File No. 82-3158
Danisco A/S Submission
Feb 3, 2006

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
A.		**PRESS RELEASES**				
1.	12/15/2005	Announcement of results for H1 2005/06	X	X	Notice No.32/2005	X
2.	12/21/2005	Danisco Sugar receives first-ever ISO 22000 certification	X			X
3.	1/3/2006	'Taste bud' for fatty foods found	X			X
4.	1/5/2006	Danisco wins Frost & Sullivan's Excellence in research award	X			X
5.	1/5/2006	Danisco Foundation awards three grants	X			X
6.	1/12/2006	Optimizing feed costs with a natural extract from Sugarbeet	X			X
7.	1/12/2006	Danisco ends sugar campaign with excellent output	X			X
8.	1/17/2006	CHOOZIT™ GCI23, a new tutti-frutti ripening culture for soft cheese	X			X
9.	1/23/2006	Danisco interprets human flavour perceptions	X			X
10.	1/23/2006	Danisco participates in Ethical Corporation conference	X			X
11.	1/27/2006	Warrant Programme: Issue of new shares	X	X	Notice No.1/2006	X
12.	2/1/2006	Tom Knutzen is granted options in Danisco	X	X	Notice No.2/2006	X
13.	2/2/2006	Genencor heralds President Bush's call to move beyond a petroleum based economy	X			X
B.		**NOTICES TO THE STOCK EXCHANGE**				
1.	12/15/2005	Announcement of results for H1 2005/06	X	X	Notice No.32/2005	X
2.	1/27/2006	Warrant Programme: Issue of new shares	X	X	Notice No.1/2006	X
3.	2/1/2006	Tom Knutzen is granted options in Danisco	X	X	Notice No.2/2006	X

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
C.		**INFORMATION DISTRIBUTED TO THE DANISCO A/S SHAREHOLDERS (Information from Danisco A/S web site as of Dec 1, 2005**				
1.	12/15/2005	Announcement of results for H1 2005/06	X	X	Notice No.32/2005	X
2.	12/21/2005	Danisco Sugar receives first-ever ISO 22000 certification	X			X
3.	1/3/2006	'Taste bud' for fatty foods found	X			X
4.	1/5/2006	Danisco wins Frost & Sullivan's Excellence in research award	X			X
5.	1/5/2006	Danisco Foundation awards three grants	X			X
6.	1/12/2006	Optimizing feed costs with a natural extract from Sugarbeet	X			X
7.	1/12/2006	Danisco ends sugar campaign with excellent output	X			X
8.	1/17/2006	CHOOZIT™ GCI23, a new tutti-frutti ripening culture for soft cheese	X			X
9.	1/23/2006	Danisco interprets human flavour perceptions	X			X
10.	1/23/2006	Danisco participates in Ethical Corporation conference	X			X
11.	1/27/2006	Warrant Programme: Issue of new shares	X		Notice No.1/2006	X
12.	n/a	Recruitment – salaried staff				X
13.	n/a	Research and Development Manager				X
14.	n/a	Engineering Service Manager, Animal Nutrition: Re-Advertised				X
15.	n/a	Regional Business Manager				X
16.	2/1/2006	Tom Knutzen is granted options in Danisco	X	X	Notice No.2/2006	X
17.	2/2/2006	Genencor heralds President Bush's call to move beyond a petroleum based economy	X			X
18.	2/3/2006	Share Price				X

DANISCO
First you add knowledge...

15 December 2005 - 13:30

Announcement of results for H1 2005/06

Danisco maintains the overall outlook for 2005/06 in spite of rising raw material and energy costs in Ingredients and Sugar.

Notice no. 32/2005
Announcement of results for H1 2005/06 1 May – 31 October 2005 (Unaudited).

5% organic growth in Ingredients and 8% in Genencor

Danisco maintains the overall outlook for 2005/06 in spite of rising raw material and energy costs in Ingredients and Sugar. With 5% organic growth year-to-date Ingredients is estimated as a minimum to have maintained its global market share, which is also the case for Genencor with 8% organic growth in the period.

The closing of Genencor's Health Care activities has now been completed. We have identified further possibilities to reduce costs in Flavours on a full-year basis by a further DKK 35 million.

- **Revenue grew 21% to DKK 10,391 million (DKK 8,605 million)**
  Genencor contributed DKK 1.2 billion of the DKK 1,786 million increase. Ingredients and Sugar both added to revenue growth.
- **EBITDA before special items grew 10% to DKK 1,729 million (DKK 1,572 million)**
  Ingredients contributed DKK 280 million, of which Genencor represented DKK 231 million. As expected Sugar fell by DKK 115 million.
- **EBIT before special items and share-based payments rose 6% to DKK 1,211 million (DKK 1,147 million)**
  Of the DKK 64 million increase Ingredients added DKK 152 million, of which Genencor represented around DKK 144 million. Sugar was down by DKK 110 million.
- **Profit before minority interests decreased 24% to DKK 537 million (DKK 711 million)**
  The decrease is mainly attributable to the consolidation of Genencor including special items.

Outlook for 2005/06 maintained

- Revenue is maintained in the range of DKK 20.5-22.0 billion (DKK 17,835 million).
- EBITDA before special items and share-based payments is maintained in the range of DKK 3,600-3,800 million (DKK 3,168 million) in spite of higher-than-expected raw material and energy costs in Ingredients and Sugar.
- EBIT before special items and share-based payments is maintained in the range of DKK 2,300-2,500 million (DKK 2,204 million). Amortisation and depreciation in Genencor have been reduced.
- Special items are now expected to amount to a net expense of DKK 250-300 million against previously DKK 300-350 million.
- Profit for the year before share-based payments is maintained in the range of DKK 1,200-1,300 million (DKK 1,335 million).

Download the full release in English

Download the full release in Danish

Printed Tuesday, 24 January 2006 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/investor_186_en.htm

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Notice no. 32/2005

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Announcement of results for H1 2005/06
1 May – 31 October 2005
(Unaudited)

15 December 2005

5% organic growth in Ingredients and 8% in Genencor

Danisco maintains the overall outlook for 2005/06 in spite of rising raw material and energy costs in Ingredients and Sugar. With 5% organic growth year-to-date Ingredients is estimated as a minimum to have maintained its global market share, which is also the case for Genencor with 8% organic growth in the period. The closing of Genencor's Health Care activities has now been completed. We have identified further possibilities to reduce costs in Flavours on a full-year basis by a further DKK 35 million.

- **Revenue grew 21% to DKK 10,391 million (DKK 8,605 million)**
  Genencor contributed DKK 1.2 billion of the DKK 1,786 million increase. Ingredients and Sugar both added to revenue growth.

- **EBITDA before special items grew 10% to DKK 1,729 million (DKK 1,572 million)**
  Ingredients contributed DKK 280 million, of which Genencor represented DKK 231 million. As expected Sugar fell by DKK 115 million.

- **EBIT before special items and share-based payments rose 6% to DKK 1,211 million (DKK 1,147 million)**
  Of the DKK 64 million increase Ingredients added DKK 152 million, of which Genencor represented around DKK 144 million. Sugar was down by DKK 110 million.

- **Profit before minority interests decreased 24% to DKK 537 million (DKK 711 million)**
  The decrease is mainly attributable to the consolidation of Genencor including special items.

Outlook for 2005/06 maintained

- Revenue is maintained in the range of DKK 20.5-22.0 billion (DKK 17,835 million).
- EBITDA before special items and share-based payments is maintained in the range of DKK 3,600-3,800 million (DKK 3,168 million) in spite of higher-than-expected raw material and energy costs in Ingredients and Sugar.
- EBIT before special items and share-based payments is maintained in the range of DKK 2,300-2,500 million (DKK 2,204 million). Amortisation and depreciation in Genencor have been reduced.
- Special items are now expected to amount to a net expense of DKK 250-300 million against previously DKK 300-350 million.
- Profit for the year before share-based payments is maintained in the range of DKK 1,200-1,300 million (DKK 1,335 million).

KEY FIGURES AND FINANCIAL RATIOS

GROUP (Unaudited)

		Q2 2004/05	**Q2 2005/06**	YTD 2004/05	**YTD 2005/06**
Income statement in DKK million					
Continuing operations					
Revenue		4,399	**5,229**	8,605	**10,391**
EBITDA before special items		780	**857**	1,572	**1,729**
Operating profit before special items (EBIT)		557	**589**	1,111	**1,147**
Special items		(24)	**(84)**	1	**(151)**
Operating profit		533	**505**	1,112	**996**
Financials, net		(73)	**(114)**	(106)	**(225)**
Profit before tax		460	**391**	1,006	**771**
Profit from continuing operations		329	**267**	727	**561**
Profit from discontinued operations		-	**10**	-	**(16)**
Profit		329	**277**	727	**545**
Profit attributable to equity holders of the parent		319	**269**	711	**537**
Operating profit before special items (EBIT)					
Ingredients		329	**415**	718	**870**
Sugar		294	**221**	529	**419**
Share-based payments		(15)	**(9)**	(36)	**(64)**
Unallocated, other		(51)	**(38)**	(100)	**(78)**
Total		557	**589**	1,111	**1,147**
Cash flows in DKK million					
Cash flow from operating activities		922	**1,290**	1,896	**2,555**
Cash flow from investing activities		(288)	**(260)**	(2,682)	**(693)**
Cash flow after investments		634	**1,030**	(786)	**1,862**
Financial ratios *					
Diluted average number of shares	'000	49,875	**49,388**	49,858	**49,403**
Diluted earnings per share (DEPS)	DKK	6.39	**5.45**	14.27	**10.87**
Diluted earnings per share before special items and discontinued operations	DKK	6.74	**6.40**	14.25	**12.72**
Diluted cash flow per share	DKK	18.49	**26.12**	38.03	**51.72**
Diluted number of shares at period-end	'000			49,860	**49,231**
Diluted book value per share (BVPS)	DKK			234	**256**
Market price per share	DKK			322	**395**

	31 October 2004	30 April 2005	**31 October 2005**
Balance sheet in DKK million			
Assets	27,847	32,831	**33,262**
Equity attributable to equity holders of the parent	11,679	12,084	**12,606**
Equity	11,955	12,417	**12,881**
Interest-bearing debt, net	9,151	13,847	**12,791**
Invested capital	20,460	27,540	**26,686**

*) The effect of Danisco's programmes for share options and warrants has been included in the diluted values.

Financial review

Income statement

21% revenue growth in H1 2005/06

Danisco recorded revenue of DKK 10,391 million in H1 2005/06, up 21%. This mainly stems from an increase in Ingredients driven by both organic growth and acquisitions. The latter relates to the consolidation of Genencor and the full-year effect of Rhodia Food Ingredients (RFI), which was consolidated for only 11 months in 2004/05. Sugar recorded 4% revenue growth in H1 as a result of inventory reductions deriving from exports but was subject to negative impacts in the period leading up to the EU sugar reform.

Gross profit for H1 grew by 24% to DKK 3,507 million, corresponding to a gross margin of 33.8% against 32.8% for the same period last year.

Positive impact on EBIT from Genencor acquisition, but negative impact from price pressure in Sugar and rising costs for R&D, raw materials and energy

EBIT before share-based payments came to DKK 1,211 million in H1, up 6% on last year's H1. The EBIT margin before share-based payments was at 11.7% against 13.3% in the same period last year. EBIT was favourably affected by the consolidation of Genencor, while price pressure in Sugar, rising raw material and energy costs as well as R&D had a negative impact. Historically Q2 is weaker than Q1 in terms of both revenue and earnings, but Q2 earnings were favourably impacted by changes in patent amortisation and depreciation on property, plant and equipment in Genencor.

Increase in expenses for share-based payments

Expenses for share-based payments year-to-date amounted to DKK 64 million, with DKK 55 million in Q1 and DKK 9 million in Q2 (last year's share-based payments were DKK 21 million and DKK 15 million respectively). 64% of the employees chose to exercise their warrants under the 2002/03 warrant programme in the first exercise window.

Special items came to a net expense of DKK 151 million, mainly relating to the integration of Genencor and restructuring costs in Flavours. The gain from the sale of the Health Care activities has been recorded as income in Q2 under Profit from discontinued operations.

Interest expenses etc. were DKK 225 million against last year's DKK 150 million. The increase may be attributed to the acquisition of Genencor.

Profit before tax down due to Genencor acquisition including special items

Profit before tax was DKK 771 million against last year's DKK 1,006 million. The decline may to a great extent be attributed to the consolidation of Genencor including special items.

Tax was DKK 210 million, corresponding to a tax rate of 27.2% against 27.7% in last year's H1.

Profit fell as expected by 25% to DKK 545 million, which as stated above primarily may be attributed to the consolidation of Genencor including special items.

Cash flow

Significant improvement in operating cash flow

Cash flow from operations improved significantly compared with the same period last year rising 35% to DKK 2,555 million. An important contributory factor was the reduction of tied-up working capital of DKK 1,570 million against DKK 745 million in the same period last year. The improvement chiefly relates to inventory reductions in Sugar.

In H1 Danisco used DKK 556 million on net investments against DKK 448 million the prior year. DKK 137 million was used for acquisitions in H1, covering payments related to the final takeover of Genencor. In last year's H1, DKK 2,234 million was invested in RFI.

Balance sheet

Balance sheet growth fuelled by acquisitions

Invested capital fell by DKK 854 million to DKK 26,686 million in the half-year in spite of an increase due to rising currency. The increase of DKK 6,226 million on H1 of last year is mainly related to acquisitions.

Net interest-bearing debt was down by DKK 1,056 million in H1 as a result of the positive cash flow from operations. The increase on the same period last year is mainly attributable to the investment in Genencor. In Q2, DKK 330 million was paid as dividends to the shareholders of Danisco and DKK 72 million to minority interests.

Ingredients

DKK million	Q2 2004/05	**Q2 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q2	Change % YTD
Revenue						
- Texturant products	1,064	**1,181**	2,148	**2,417**	11	13
- Speciality products	1,037	**1,693**	2,023	**3,384**	63	67
- Sweeteners	377	**395**	787	**821**	5	4
Group eliminations	(2)	**6**	-	**7**	.	.
Total	2,476	**3,275**	4,958	**6,629**	32	34
EBITDA	445	**579**	965	**1,245**	30	29
EBITDA margin %	18.0	**17.7**	19.5	**18.8**	.	.
EBIT	329	**415**	718	**870**	26	21
EBIT margin %	13.3	**12.7**	14.5	**13.1**	.	.

- **Organic growth of 5% in H1 of 2005/06**
- **New cost-cutting measures in Flavours**
- **Genencor maintained strong growth and market position**

Organic growth was weaker in Q2, but Ingredients is estimated to have maintained its market share. Texturant products are estimated to have gained market shares. R&D activities within food enzymes have been intensified after the acquisition of Genencor.

Organic growth rate of 5% in Ingredients and 8% in Genencor

Ingredients recorded year-to-date revenue of DKK 6,629 million, up 34% with organic growth representing 5% and acquisitions 27%. The currency impact was 2%, which marks a stabilisation relative to previous periods. For many products growth has been declining in Q2 with organic growth at 4%. Growth in Western Europe showed a negative trend in Q2 against the positive trend recorded in Q1. The falling trend in organic growth may be explained by lower food production in late summer on account of low after-season sales and a continued but less negative trend in Flavours.

Genencor maintained market position along with the ongoing integration process

Genencor added revenue of DKK 1.2 billion, recording 8% organic growth year-to-date (6% in Q1 and 9% in Q2). This is a strong indication that Genencor as a minimum has maintained its market share in the period and not lost momentum while the integration process is going on.

EBIT was impacted by the Genencor acquisition and increased costs for R&D, raw materials and energy

Ingredients including Genencor recorded year-to-date EBIT before special items of DKK 870 million (DKK 718 million), equivalent to an EBIT margin of 13.1% against 14.5% in last year's H1. EBIT was affected by the consolidation of Genencor and increased R&D activities. To this comes that raw material and energy costs had a more negative effect than previously assumed. Genencor contributed EBIT of DKK 144 million, corresponding to an EBIT margin of 11.7%. The opening balance sheet (fixed assets) in Genencor has now been established and the extra annual DKK 75 million in patent amortisation due to Danisco's acquisition of Genencor that was initially expected has been reduced to DKK 12 million annually. Depreciation on property, plant and equipment has been reduced from

around DKK 225 million annually to around DKK 180 million. A reversal of too high amortisation of DKK 30 million relating to Q1 was made in Q2. This has been included in the H1 financial statements, but the Q1 statements have not been adjusted. Overall, the H1 financial statements provide a true and fair view of the underlying and forward-looking profitability in Genencor.

Flavours – new cost measures

New rationalisation measures to reduce costs by DKK 35 million

The rationalisation measures implemented to reduce the cost base in Flavours by DKK 75 million are progressing according to plan. We have identified further staff reductions to reduce the cost base by DKK 35 million. These measures necessitate a provision of around DKK 25 million to be expensed under special items in H2.

The European logistics function

Cost base to be cut by DKK 30-40 million and working capital by over DKK 100 million

The structure of the European logistics function is currently undergoing adjustments to obtain more rational operations after the recent acquisitions. Danisco expects these adjustments to cut costs by DKK 30-40 million over the next two years. In addition to the direct cost saving the project is also expected to generate a reduction in working capital of a little over DKK 100 million when fully implemented.

Product areas

Texturant products (Organic growth: Q2 7% and YTD 9%)

Still winning market shares

Texturants is the biggest single segment in the traditional ingredients business representing 37% of revenue. The segment plays an important part for the overall organic growth in Ingredients. It is our estimate that Danisco has gained market shares in the period. The strong organic growth rate has been achieved in the face of a weaker-than-expected ice cream segment in late summer.

With respect to GRINDSTED® SOFT-N-SAFE, we continue to conduct product tests for potential customers and the level of activity is in line with expectations. Large commercial orders are not expected until some time during 2006.

Speciality products (Organic growth: Q2 1% and YTD 2%)

Speciality products cover a broad spectre of products organised in the following divisions: Flavours, Specialities, Cultures, Animal Nutrition and Genencor. The growth rates stated above do not include Genencor as the entire revenue is recognised as acquisition.

Food and feed enzyme activities mainly fall within the original ingredients business and showed progress in line with Genencor's bio-products.

Growth requires more production capacity

Cultures maintained the strong revenue performance. The excellent performance has prompted an investment of more than DKK 20 million into new production capacity in France. The new innovation centre in Singapore is expected to boost the sales potential in Asia Pacific.

Integration moving forward excellently

Genencor is a leading business within development and production of bio-products with enzymes for detergents and grain processing including bio-ethanol being among the most important application areas. After the acquisition we have now completed a coordination of the R&D function as well as the sales activities in food and feed enzymes. Genencor has also announced that the enzyme production in Beloit, the USA, will close and transfer to Cedar Rapids, Iowa, the USA. The building of the new factory in China was begun in the autumn of 2005. Genencor will be responsible for Danisco's entire enzyme production.

The Health Care activities were closed down in Q2, and Danisco announced on 1 November 2005 the sale of a large part of the existing intellectual property rights to UK-based Cambridge Antibody Technology (CAT) for USD 14 million, which was paid in shares in CAT. The CAT shares are not subject to any restrictions.

Genencor has at least maintained market shares in H1

Genencor generated organic growth of 8% in H1, with 6% in Q1 and 9% in Q2. This signals that market shares have at least been maintained in the period and that the company has not lost momentum with the integration process going on. Year-to-date revenue was DKK 1.2 billion with EBIT at DKK 144 million and the EBIT margin at 11.7%. EBITDA was DKK 231 million, which should be seen against Danisco's full-year expectation of DKK 500 million.

Sweeteners (Organic growth: Q2 4% and YTD 4%)

Xylitol keeps up positive momentum

Xylitol is gaining ground and has generated growth from market expansion as well as won market shares from sweetener alternatives on the main markets in all regions. The division continues to witness a two-sided trend with xylitol driving the division's organic growth whereas Litesse® is under pressure due to declining interest in low carb food, which was the main impetus of the product's strong sales growth in 2003/04 and 2004/05. Litesse® continued to be an important revenue generator for the division, but xylitol remains the absolutely biggest product in Sweeteners.

Temporary production problems in the USA from hurricane Katrina

The division saw growing price competition in Q2, to which comes that production in the USA was indirectly hit by hurricane Katrina in the form of failing raw material supplies and higher raw material and energy prices, a situation that will continue for some time ahead.

Positive development of production in China

The production of xylitol in China continued to develop in a positive direction with a view to increasing exports and reducing the cost base.

Geographic markets

Europe (Organic growth: Q2 -3% and YTD 0%)

Two-sided market trend in Europe

Organic growth in Q2 contrasted sharply with Q1 falling from 3% to a negative 3%. This trend is attributed to Western Europe where organic growth was 0% in Q1 and a negative 5% in Q2. In Eastern Europe growth came to almost 15% year-to-date with 21% organic growth recorded in Russia. Even though the two European markets performed differently, they both developed on a broad base in relation to Danisco's product range. One of the reasons for the negative trend in Western Europe was a weaker-than-expected late-summer season for ice cream.

North America (Organic growth: Q2 8% and YTD 7%)

North America maintained positive trend from Q1

Compared with Europe North America sustained a relatively high and stable organic growth rate for the half-year. Most of the product segments contributed, but with texturant products as the absolute growth driver. The performance was negatively impacted by the production problems in Sweeteners referred to above.

Latin America (Organic growth: Q2 18% and YTD 12%)

Strong trend in emerging markets continued

The region has delivered accelerating growth rates in 2005/06 with the progress being broadly distributed on Danisco's entire product portfolio.

Asia Pacific (Organic growth: Q2 8% and YTD 10%)

The region sustained its excellent organic growth rate fuelled largely by all product areas with a couple of exceptions such as Flavours. China recorded organic growth of 22% for H1. Danisco's production joint ventures for xylitol and xanthan are progressing as expected and a number of improvements have made it increasingly possible to export the products in accordance with international product specifications.

Innovation

R&D in enzymes intensified

In the coming 3-4 years we expect the synergies from Genencor's capabilities within protein engineering and production and Danisco's capabilities within food application know-how to result in an extended offering of food enzymes, which also the pipeline underpins. Danisco has introduced five new enzymes for baking applications in the last four years to which Genencor's product portfolio should be added.

New innovation centre in Singapore

Danisco's new innovation centre in Singapore opened officially on 12 October 2005. The centre is to support sales activities in Southeast Asia, but the primary focus will be on Flavours and Cultures.

Danisco Venture

Evolva SA (Switzerland) and Poalis A/S (Denmark) announced in August 2005 that Evolva had bought Poalis' pharmaceutical business and assets. The financial terms were not disclosed. Wellgen and Profos also raised new capital to finance their development activities.

Sugar

DKK million	Q2 2004/05	**Q2 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q2	Change % YTD
Revenue	1,965	**2,016**	3,727	**3,891**	3	4
EBITDA	396	**321**	734	**619**	(19)	(16)
EBITDA margin %	20.2	**15.9**	19.7	**15.9**	.	.
EBIT	294	**221**	529	**419**	(25)	(21)
EBIT margin %	15.0	**11.0**	14.2	**10.8**	.	.

- **4% revenue growth driven by increased exports**
- **Rising price pressure in the European sugar industry due to overproduction and higher prices for export licenses**
- **Energy consumption for 2005/06 fully hedged**

Although the reform of the European sugar regime has not yet been implemented, the industry is beginning to adjust to the new market conditions with a view to removing excess stocks.

Revenue growth driven by export volumes

Sugar recorded a year-to-date 4% increase in revenue (3% in Q2) to DKK 3,891 million spurred by rising export volumes. The European sugar industry in general is subject to increasing price pressure deriving from excess production and higher prices for export licenses. These price rises are in principle a forerunner of the new sugar reform. The home markets generally showed a weak trend.

EBIT as expected

EBIT fell 21% to DKK 419 million, equivalent to an EBIT margin of 10.8% compared with 14.2% in the same period last year. The higher sales volumes had a positive effect on the working capital.

2005/06 production expectation exceeds EU quota

Production in the 2005/06 campaign

So far the campaign has progressed without problems just as beet volumes and the sugar content have not deviated from the expectations announced on 8 September 2005. Danisco continues to expect the sugar production to exceed the EU quota of 1.142 million tonnes of sugar.

EU reform does not change earnings expectations

New sugar reform adopted

The EU has adopted a new sugar reform to take effect on 1 July 2006. As announced in Stock Exchange Notice no. 31 of 24 November 2005, this has not caused any change in our earnings expectations. Danisco continues to expect EBIT to go down to DKK 600-750 million when the reform is fully implemented and the sugar markets have stabilised. The legal text will probably not be available until some time in February or March 2006, and the final text will form the basis of the necessary adjustment of the future production structure in Sugar.

Outlook for 2005/06

Danisco maintains its overall expectations for the financial year 2005/06 in spite of rising raw material and energy costs in Ingredients and Sugar, but with two minor adjustments:

1. Expectations for depreciation and amortisation of property, plant and equipment and patents have been reduced in Genencor as the opening balance sheet will be different from previously assumed.
2. Costs for restructuring and integration activities are now estimated to be lower than previously expected, primarily due to the sale of the Health Care activities in Genencor.

Revenue
Revenue is maintained in the range of DKK 20.5-22.0 billion (DKK 17.8 billion).

Ingredients revenue is maintained in the range of DKK 12.5-13.5 billion (DKK 9.9 billion), of which Genencor will represent around DKK 2.4 billion. Revenue in Sugar is maintained in the range of DKK 8.0-8.5 billion (DKK 8.2 billion).

EBITDA before special items and share-based payments
Consolidated EBITDA is maintained in the range of DKK 3,600-3,800 million (DKK 3,168 million) in spite of higher than expected raw material and energy costs in Ingredients and Sugar.

EBITDA in Ingredients is maintained in the range of DKK 2,500-2,600 million (DKK 1,879 million), of which Genencor is expected to contribute around DKK 500 million. EBITDA in Sugar is maintained in the range of DKK 1,250-1,300 million (DKK 1,463 million).

EBIT before special items and share-based payments
Consolidated earnings (EBIT) are maintained in the range of DKK 2,300-2,500 million (DKK 2,204 million).

EBIT in Ingredients is maintained in the range of DKK 1,650-1,750 million (DKK 1,365 million), of which Genencor is estimated to represent around DKK 300 million against previously DKK 200 million. EBIT in Sugar is maintained in the range of DKK 850-900 million (DKK 1,035 million).

Special items
Special items are expected to amount to a net expense of DKK 250-300 million against the previous expectation of DKK 300-350 million. The improvement is attributable to the sale of Genencor's Health Care activities. The closing of Health Care will be recognised in profit from discontinued operations.

Profit for the year
Profit before share-based payments but after deduction of special items of up to DKK 170 million net of tax (previously up to DKK 200 million) is maintained in the range of DKK 1,200-1,300 million (DKK 1,335 million).

Currency and interest assumptions

Outlook for the remaining part of 2005/06 is based on a DKK/USD exchange rate of DKK 6.21 against DKK 6.17 at the announcement of the Q1 results 2005/06. The average DKK/USD exchange rate for the 2004/05 financial year was DKK 5.88. The interest rate level is expected to be in line with forward interest rates in 2005/06.

USD sensitivity

In the calculation of sensitivity to changes in the value of the USD rate we include currencies that correlate with USD. The calculation is based on figures from the financial years 2003/04 and 2004/05 and on a translation assumption. The figures include Genencor. A change in the USD/DKK rate of DKK 1.00 and the same relative change in USD-related currencies causes a change in full-year revenue of around DKK 800 million and EBIT of around DKK 130 million.

Risk factors

The forward-looking statements contained in this announcement, including expected trends of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency developments, fluctuations in raw material prices, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in so far as this is required by law, including the Danish Securities Trading Act.

Other

Share capital

In 2002/03 Danisco set up a warrant programme covering more than 6,300 employees, and in the first exercise window from 19 September to 17 October 64% of the employees chose to exercise their warrants. The majority of the employees chose cash settlement and a small number chose to subscribe for new shares at a price of DKK 299 per DKK 20 share. Danisco therefore effected a capital increase of 14,301 shares of DKK 20 nominal value on 1 November 2005.

The Annual General Meeting held on 25 August 2005 resolved to cancel 786,750 own shares equivalent to a capital reduction of DKK 15,735,000. Upon expiry of the statutory notice the Board of Directors decided today to effect the capital reduction adopted at the AGM. The share capital now amounts to DKK 978,322,060 (48,916,103 shares of DKK 20 nominal value).

Share-based payments

After the first opportunity to exercise warrants under the 2002/03 programme the total number of outstanding warrants and options have decreased to 1,592,386, corresponding to 3.3% of the outstanding share capital. These programmes are expensed in the income statement on an ongoing basis.

Sustainability

In January 2005, the European Union Greenhouse Gas Emission Trading Scheme (EU ETS) began operating in order to meet the Kyoto target stated for the EU. Multiple Danisco production sites in Europe face the practical consequences of the Kyoto protocol as their emission of CO_2 and other green house gases (GHG) are subject to these regulations. As a result of our global presence, Danisco may benefit from the global environmental awareness in the future, as emission reductions are also marketable goods in developing countries.

Danisco has formed a network whose task is to identify a corporate Danisco Climate Strategy by mid 2006. The network will ensure an economically viable way of minimising our CO_2 and other green house gas emissions through short and long-term measures. For example, in the short term there are potential reductions in gearing production to green house gas savings. In the long term the network will look at the possibilities of evaluating green house gas emission impacts when developing new products.

Information meeting today at 3 pm

Information meeting

This announcement of results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 3.00 pm can be followed on the above website.

Financial calendar

17 February	2006	IR quiet period
20 March	2006	9M results (May-Jan.)
30 April	2006	Financial year ends
20 May	2006	IR quiet period
20 June	2006	Results for 2005/06
22 August	2006	IR quiet period
24 August	2006	Annual General Meeting 2006
19 September	2006	Q1 results (May-July)
16 November	2006	IR quiet period
14 December	2006	H1 results (May-Oct.)

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, info@danisco.com

Danisco is one of the world's leading producers of ingredients for food and other consumer products. The group employs approx. 10,000 employees in more than 40 countries and reported revenue of DKK 17.8 billion in 2004/05. Danisco's broad technology platform and product portfolio include emulsifiers, enzymes, stabilisers, cultures, flavours, sugar and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials. Our products are mainly used in the food industry for instance to improve the texture in bread and ice cream but are also applied to feed, cleaning, textiles and plastics. Danisco is also one of the largest and most efficient sugar producers in Europe.

Management's statement

The Board of Directors and the Executive Board have considered and approved the interim report for the period 1 May – 31 October 2005 of Danisco A/S.

The interim report, which is unaudited, has been prepared in accordance with international financial reporting standards (IFRS) and Danish disclosure requirements governing interim financial reporting for listed companies. In our opinion, the interim report gives a true and fair view of the Group's assets, liabilities, financial position, cash flows and results of operations.

15 December 2005

Board of Directors

Anders Knutsen, Chairman

Jørgen Tandrup, Deputy Chairman

Håkan Björklund

Per Geertsen

Lis Glibstrup

Peter Højland

Jon Krabbe

Flemming Kristensen

Bent Willy Larsen

Matti Vuoria

Executive Board

Alf Duch-Pedersen, CEO

Søren Bjerre-Nielsen

Mogens Granborg

INCOME STATEMENT 1 May 2005 - 31 October 2005

(Unaudited)

DKK million	Q2 2004/05	**Q2 2005/06**	YTD 2004/05	**YTD 2005/06**
Continuing operations				
Revenue	4,399	**5,229**	8,605	**10,391**
Cost of sales	(2,960)	**(3,469)**	(5,783)	**(6,884)**
Gross profit	1,439	**1,760**	2,822	**3,507**
Research and development costs	(121)	**(218)**	(239)	**(436)**
Distribution and sales costs	(491)	**(624)**	(967)	**(1,243)**
Administrative expenses	(267)	**(344)**	(487)	**(653)**
Other operating income	28	**34**	44	**53**
Other operating expenses	(16)	**(10)**	(26)	**(17)**
Share-based payments	(15)	**(9)**	(36)	**(64)**
Operating profit before special items (EBIT)	557	**589**	1,111	**1,147**
Special items	(24)	**(84)**	1	**(151)**
Operating profit	533	**505**	1,112	**996**
Results of investments in associates	8	**-**	44	**-**
Other financial expenses, net	(81)	**(114)**	(150)	**(225)**
Profit before tax	460	**391**	1,006	**771**
Tax on profit	(131)	**(124)**	(279)	**(210)**
Profit from continuing operations	329	**267**	727	**561**
Discontinued operations				
Profit from discontinued operations	-	**10**	-	**(16)**
Profit	329	**277**	727	**545**
Distribution of profit:				
Profit attributable to minority interests	10	**8**	16	**8**
Profit attributable to equity holders of the parent	319	**269**	711	**537**
Total	329	**277**	727	**545**
Basic earnings per share (EPS) DKK	6.42	**5.51**	14.32	**10.98**
Basic earnings per share from continuing operations (EPS) DKK	6.42	**5.30**	14.32	**11.31**
Diluted earnings per share (DEPS) DKK	6.39	**5.45**	14.27	**10.87**
Diluted earnings per share before special items and discontinued operations DKK	6.74	**6.40**	14.25	**12.72**

CASH FLOW STATEMENT 1 May 2005 - 31 October 2005
(Unaudited)

DKK million	Q2 2004/05	**Q2 2005/06**	YTD 2004/05	**YTD 2005/06**
Cash flow from operating activities				
Profit	329	**277**	727	**545**
Depreciation	223	**268**	461	**582**
Change in working capital	359	**834**	745	**1,570**
Other adjustments	11	**(89)**	(37)	**(142)**
Cash flow from operating activities	922	**1,290**	1,896	**2,555**
Net investments	(293)	**(260)**	(448)	**(556)**
Purchase of undertakings and activities	5	**-**	(2,234)	**(137)**
Cash flow after investments	634	**1,030**	(786)	**1,862**
Cash flow from financing activities	(551)	**(1,028)**	944	**(2,229)**
Decrease/increase in cash and cash equivalents	83	**2**	158	**(367)**
Cash and cash equivalents at the beginning of the period	378	**407**	304	**729**
Exchange adjustment of cash and cash equivalents	(10)	**9**	(11)	**56**
Cash and cash equivalents at the end of the period	451	**418**	451	**418**

BALANCE SHEET

(Unaudited)

DKK million	31 October 2004	30 April 2005	**31 October 2005**
Assets			
Intangible assets	7,841	11,611	**12,406**
Property, plant and equipment	8,184	9,444	**9,235**
Investments	2,477	634	**745**
Fixed assets total	18,502	21,689	**22,386**
Inventories	5,404	6,081	**5,968**
Receivables	3,490	4,332	**4,490**
Cash and cash equivalents	451	729	**418**
Current assets total	9,345	11,142	**10,876**
Assets total	27,847	32,831	**33,262**
Equity and liabilities			
Share capital	994	994	**978**
Other reserves	10,685	11,090	**11,628**
Equity attributable to equity holders of the parent	11,679	12,084	**12,606**
Minority interests	276	333	**275**
Equity total	11,955	12,417	**12,881**
Provisions	2,116	2,039	**2,050**
Long-term debt	4,978	6,230	**4,811**
Short-term debt	8,798	12,145	**13,520**
Debt total	13,776	18,375	**18,331**
Equity and liabilities total	27,847	32,831	**33,262**

Changes in equity

DKK million			
Balance at the beginning of the period	11,900		**12,417**
Exchange rate adjustment of foreign group enterprises and associates	(239)		**268**
Other movements in equity	(84)		**53**
Net income recognised directly in equity	(323)		**321**
Profit	727		**545**
Total recognised income and expense	404		**866**
Dividends paid to equity holders of the parent	(323)		**(330)**
Dividends paid to minority interests	(27)		**(72)**
Sale of own shares	1		**-**
Balance at the end of the period	11,955		**12,881**

Own shares

	Number	Nominal value (DKK '000)	% of share capital
Holding at 1 May 2005	786,750	15,735	1.58
Reduction of share capital	(786,750)	(15,735)	(1.58)
Holding at 31 October 2005	**-**	**-**	**0.00**

OTHER SEGMENT DETAILS 1 May 2005 - 31 October 2005

(Unaudited)

Revenue by business segment

DKK million	Q2 2004/05	**Q2 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q2	Change % YTD
Ingredients	2,476	**3,275**	4,958	**6,629**	32	34
Sugar	1,965	**2,016**	3,727	**3,891**	3	4
Group eliminations	(42)	**(62)**	(80)	**(129)**	.	.
Total	4,399	**5,229**	8,605	**10,391**	19	21

Revenue by geographic segment

DKK million	Q2 2004/05	**Q2 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q2	Change % YTD	Distribution % Q2	Distribution % YTD
Denmark	497	**444**	983	**904**	(11)	(8)	9	9
Other Nordic countries	1,090	**1,006**	2,111	**2,135**	(8)	1	19	21
Rest of Western Europe	965	**1,048**	1,890	**2,154**	9	14	20	21
Eastern Europe	326	**385**	660	**741**	18	12	7	7
North America	637	**993**	1,261	**1,932**	56	53	19	19
Latin America	222	**309**	420	**564**	39	34	6	5
Asia-Pacific	449	**643**	899	**1,279**	43	42	12	12
Rest of the world	213	**401**	381	**682**	88	79	8	6
Total	4,399	**5,229**	8,605	**10,391**	19	21	100	100

EBITDA before special items

DKK million	Q2 2004/05	**Q2 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q2	Change % YTD	Margin % Q2	Margin % YTD
Ingredients	445	**579**	965	**1,245**	30	29	17.7	18.8
Sugar	396	**321**	734	**619**	(19)	(16)	15.9	15.9
Share-based payments	(15)	**(9)**	(36)	**(64)**	.	.	.	.
Unallocated, other	(46)	**(34)**	(91)	**(71)**	.	.	.	.
Total	780	**857**	1,572	**1,729**	10	10	16.4	33.1

Operating profit before special items (EBIT)

DKK million	Q2 2004/05	**Q2 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q2	Change % YTD	Margin % Q2	Margin % YTD
Ingredients	329	**415**	718	**870**	26	21	12.7	13.1
Sugar	294	**221**	529	**419**	(25)	(21)	11.0	10.8
Share-based payments	(15)	**(9)**	(36)	**(64)**	.	.	.	.
Unallocated, other	(51)	**(38)**	(100)	**(78)**	.	.	.	.
Total	557	**589**	1,111	**1,147**	6	3	11.3	11.0

Special items by business segment

DKK million	Q2 2004/05	**Q2 2005/06**	YTD 2004/05	**YTD 2005/06**
Ingredients	(24)	**(84)**	(64)	**(211)**
Sugar	-	**-**	65	**-**
Unallocated, other	-	**-**	-	**60**
Total	(24)	**(84)**	1	**(151)**

SALES GROWTH IN INGREDIENTS
1 May 2005 - 31 October 2005
(Unaudited)

Q2 2005/06 compared to Q2 2004/05

Change in %	Growth	Change in currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Distribution of sales % Q2
Sales growth in geographic segment						
Europe	20	1	**19**	22	**(3)**	39
North America	55	2	**53**	45	**8**	30
Latin America	40	14	**26**	8	**18**	10
Asia-Pacific	28	2	**26**	18	**8**	17
Rest of the world	9	1	**8**	4	**4**	4
Total	32	3	**29**	25	**4**	100
Sales growth in product segment						
Texturant products	11	4	**7**	-	**7**	36
Speciality products	63	2	**61**	60	**1**	52
Sweeteners	5	1	**4**	-	**4**	12
Total	32	3	**29**	25	**4**	100

YTD 2005/06 compared to YTD 2004/05

Change in %	Growth	Change in currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Distribution of sales % YTD
Sales growth in geographic segment						
Europe	23	1	**22**	22	**-**	40
North America	53	1	**52**	45	**7**	29
Latin America	35	12	**23**	11	**12**	9
Asia-Pacific	32	1	**31**	21	**10**	17
Rest of the world	25	-	**25**	19	**6**	5
Total	34	2	**32**	27	**5**	100
Sales growth in product segment						
Texturant products	13	3	**10**	1	**9**	37
Speciality products	67	1	**66**	64	**2**	51
Sweeteners	4	-	**4**	-	**4**	12
Total	34	2	**32**	27	**5**	100

Acquisition growth includes Rhodia for one month and Genencor for the whole period.



DANISCO

First you add knowledge...

21 December 2005 - 16:40

Danisco Sugar receives first-ever ISO 22000 certification

Danisco's sugar factory in Assens, Denmark, today obtained certification to a new ISO standard in recognition of the factory's commitment to food and feed safety management. BVQI Denmark performed the certification.

It was a world premiere when Danisco's sugar factory in Assens today achieved the ISO 22000 certification as evidence of the factory's efficient and well-documented food and feed safety management systems.

It is the first time that a certification to the new ISO standard, which highlights safety throughout the entire supply chain from farm to fork, is issued.

Henrik Solkær, Vice President responsible for sustainable development in Danisco Sugar, says in a comment to the certification:

'As a manufacturer of food ingredients and feed, product safety has top priority and we find it natural that we're front runners in this important area.

We constantly strive to improve our safety efforts and we've long been awaiting a global standard covering both food and feed as an alternative to many industry standards.'

'We have strong focus on safety management and communication up through the supply chain – from suppliers to customers – to ensure the highest possible food and feed safety standard.

The new ISO standard thus fits our approach perfectly. The ISO 22000 certification is an important milestone in our year-long effort, and we see it as a clear signal to the world of our stance on food and feed safety.'

Meticulous scrutiny

Prior to the certification, BVQI Denmark meticulously scrutinised Danisco Sugar's product safety performance, both at the factory in Assens and in relation to the overall control and coordination of local and central efforts.

This scrutiny resulted in the first-ever accredited certificate presented by Jacob Færgemand, Sales Director, BVQI Denmark A/S, who played an active role in the making of the standard.

On behalf of the International Organization for Standardization (ISO), he headed the international group of food specialists who have formulated the standard.

'Danisco Sugar has truly picked up the gauntlet and made a determined effort to be an ISO 22000 pioneer.

Showing great commitment and collaboration across the organisation, Danisco Sugar has succeeded in achieving the first accredited certification in the world.

This is a clear testament to the company's endeavours in this field and to Denmark's leading global position in the production of safe, high-quality food.'

For further information, please contact:
Danisco Sugar:
Henrik Solkær, Vice President, tel.: +45 3266 2504, mobile: +45 2482 1565
Dorthe Lindgreen, Communications Manager, tel.: +45 3266 2588, mobile: +45 4011 6695.

BVQI Denmark:
Jacob Færgemand, Sales Director, tel.: +45 7731 1000, mobile: +45 2064 5373
Jørn Jensen, Marketing Manager, tel.: +45 7731 1178, mobile: +45 2520 7178

About ISO 2200

- A global standard launched on 1 September 2005 and recognised by more than 40 countries, including several important Danish export markets such as the UK, Germany, Sweden, the USA and Japan
- The standard is applicable to the entire food chain ranging from primary producers over processing businesses (i.e. dairies, meat processors and bakeries) to retailers. It also applies to ingredient, feed, transport and packaging businesses
- The standard builds on the internationally recognised HACCP principles (Hazard Analysis and Critical Control Point) and focuses on management's commitment and communication.

The International Organization for Standardization (ISO) is a network of the national standards institutes of 153 countries and as such the world's leading standard developer. The most widely known standards are ISO 9001 (quality management) and ISO 14001 (environmental management). The Danish accrediting authority DANAK has authorised BVQI Denmark to perform certification to the ISO 22000 standard.


Read this press release in Danish

Printed Tuesday, 24 January 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/december/pressrelease_339_en.htm

3

DANISCO

First you add knowledge...

3 January 2006 - 10:00

'Taste bud' for fatty foods found

"Scientists have found that the tongue has taste receptors for fat, which might explain why we like fried foods." Source: BBC

"Conventionally, experts have thought that the tongue detects five tastes - sweet, salty, sour, bitter and umami taste for protein rich foods.

But tests on rodents showed a receptor on the tongue tastes fat - it is not known if it is the same for humans."

To read the full release, follow this link to the BBC's website:
http://news.bbc.co.uk/1/hi/health/4399584.stm

Interested in how sensory properties are key to food acceptance? Read about Danisco's sensory analysis.

Printed Tuesday, 24 January 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/january/businessupdate_53_en.htm

4.

DANISCO

First you add knowledge...

5 January 2006 - 11:50

Danisco wins Frost & Sullivan's Excellence in research award

"Danisco wins Frost & Sullivan's Excellence in research award in the food packaging industry for its unique plasticizer - GRINDSTED(R) SOFT-N-SAFE." Source: Frost & Sullivan

"Advances in Food Packaging Technology, selected Danisco A/S (Denmark) as the recipient of the 2005 Frost & Sullivan Award for Excellence in Research for the food packaging market."

"This is in recognition of the company's successful development of a novel vegetable oil-based plasticizer - GRINDSTED® SOFT-N-SAFE - that facilitates the production of soft and flexible polyvinyl chloride (PVC) applicable for effective food and beverage packaging."

To read the full release, follow this link to the Frost & Sullivan website:
http://www.frost.com/prod/servlet/press-release.pag?docid=57230979

Interested in Danisco SOFT-N-SAFE? Discover more here

Printed Tuesday, 24 January 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/january/pressrelease_341_en.htm

5.


DANISCO
First you add knowledge...

5 January 2006 - 12:00

Danisco Foundation awards three grants

For the first time the Danisco Foundation today awards three grants of DKK 50,000 each to three students of nutrigenomics, starter cultures and appetite control at the Centre of Advanced Food Studies.

'With these grants we hope to help the students make their graduate projects even better by enabling them for instance to buy equipment for their studies.

At the same time, we believe that the grants can improve the interaction between Danisco and food science students, many of whom may well have a future in our company,' says Alf Duch-Pedersen, CEO, Danisco A/S.

The Danisco Foundation has already instituted the annual Danisco Award to be presented to a scientist or a business who shows great commitment to improving the quality of food.

Now the Foundation has made it possible for graduate food science students at the Technical University of Denmark and the Royal Danish Veterinary and Agricultural University to apply for grants for their graduate projects.

'We're very happy that Danisco with these grants has found it relevant to focus on food science education and create awareness about the institutions that supply many graduates to the Danish ingredients and food industries,' says Lisbeth Munksgaard, Director, Centre of Advanced Food Studies.

The students will receive the grants today at an award ceremony at Danisco's headquarters in Copenhagen.

For further information, please contact:

Annette Erichsen, Education Coordinator, LMC, tel.: +45 4525 2627
Carl Johan Corneliussen, Media Relations Manager, Danisco, tel. +45 3266 2926

View this release in Danish

Printed Tuesday, 24 January 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/pressrelease_340_en.htm




DANISCO

First you add knowledge...

12 January 2006 - 09:10

Optimising feed costs with a natural extract from sugarbeet

Remaining with existing poultry feed formulations could cost producers dearly, according to a warning from Danisco Animal Nutrition, a world leader in specialised animal feed ingredients.

"In many animal production systems where feed is the biggest single cost, profitability depends on the relative cost and nutritive value of the ingredients available. In an increasingly global market, the need to retain competitive advantage is key," explains Dr Milan Hruby, Technical Services Manager.

According to Dr Hruby, adding betaine to poultry feed provides poultry producers in Brazil with the opportunity to further optimise production costs through feed cost reductions of approximately $0.65/tonne. Danisco's Betafin is a form of natural betaine extracted from sugar beet, highly purified using patented chromatographic separation techniques. An excellent source of methyl groups, Betafin can substitute more efficiently for other sources of methyl groups in the diet, such as methionine and choline, providing the opportunity to reduce feed costs. Methyl groups are involved in hundreds of metabolic reactions, including the creation of phospholipids (an important component of cell membranes), tissue repair and immune response functions.

"As leaders in delivering the most value from betaine we have developed the Betacheck service, which provides customized recommendations on Betafin use to maximize broiler feed cost savings," explains Dr Hruby. "The degree to which betaine can replace choline and methionine will depend on several factors, including the age of the bird, diet nutrient levels and the level of environmental challenge. Betacheck takes account of all these factors and integrates them with methionine, choline and betaine pricing to provide an accurate, simple method of determining the potential cost savings resulting from the inclusion of Betafin in different feed formulations. Typically, Betafin would be included in broiler diets at between 0.7 – 1kg per tonne."

In addition to reducing feed costs, betaine acts as an osmolyte, accumulating in the bird's cells where it attracts water. This protects the bird from dehydration, allowing it to more efficiently maintain its water balance during hot periods of the year. Including betaine in poultry diets under heat stress conditions therefore offers significant economic benefits in terms of improving bird performance, including factors such as feed conversion, liveweight gain and breast yield.

A division of Danisco A/S, a global leader in the development and manufacture of food ingredients from natural raw materials, Danisco Animal Nutrition pioneered the development and use of enzymes and betaine in animal nutrition. Its products are now widely used by pig and poultry producers throughout the world. The company's mission is to provide sustainable animal nutrition solutions to meet consumers' demands for safe, high quality, affordable food, whilst helping to protect the environment.

For further information, please contact:

Andrea Barletta, Global Marketing Manager, Danisco Animal Nutrition.
Tel: +44 (0) 1672 517777. Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager, Kendalls Communications.
Tel: +44 (0) 1394 610022. Email: julian.cooksley@kendallscom.co.uk

7/

DANISCO

First you add knowledge...

12 January 2006 - 14:35

Danisco ends sugar campaign with excellent output

High raw material quality and efficient production characterised the sugar campaign in 2005.

Danisco's sugar output in Denmark, Sweden, Finland, Germany and Lithuania amounted to 1,274,000 tonnes in the recently concluded campaign (1,242,000 in 2004), thereby meeting the previously announced expectations.

The sugar output was helped by the exceptionally warm and sunny autumn in most regions, leading to strong beet growth late in the season and a high sugar content.

Moreover, all of Danisco's sugar factories had a technically successful production with volume records in several days and weeks.

Executive Vice President, Mogens Granborg, of Danisco A/S says:

'We're very satisfied with this year's sugar output. Once again we've proved that our determined effort to bring factory efficiency to European top level has been a success.

Combined with our technical know-how, we have the best possible basis for creating a production platform that is optimally adapted to the new conditions resulting from the EU sugar reform.

The high yields, which set new records in Denmark and Finland, also demonstrate that there is a basis for continued sugar beet growing in our producer countries in the years ahead.'

Danisco's sugar output 2005 by country:

Country	Production (tonnes of sugar)	Sugar yield (tonnes sugar/ha)	Sugar quota 2005/06 (tonnes sugar)
Denmark	475,000 (472,000)	10.5 (10.2)	362,000
Sweden	406,000 (372,000)	8.9 (8.4)	342,000
Finland	179,000 (148,000)	6.4 (5.5)	136,000
Germany	122,000 (147,000)	8.0 (9.5)	107,000
Lithuania	92,000 (104,000)	7.0 (6.6)	80,000

(Figures for the 2004 campaign are shown in brackets.)

For further information, please contact:

Thomas B. Olsen, Executive Vice President, Agriculture, Danisco Sugar, tel.: +45 3266 2500
Dorthe Lindgreen, Communications Manager, Danisco Sugar, tel.: +45 3266 2588,
mobile: +45 4011 6695.

Read this release in Danish



DANISCO

First you add knowledge...

17 January 2006 - 12:15

CHOOZIT™ GCI 23, a new tutti-frutti ripening culture for soft cheeses

During FIE 2005, Danisco Cultures presented CHOOZIT™ GCI 23, a new Geotrichum candidum that develops an unusual and amazing tutti-frutti flavour and odour in soft cheeses.

Following the Western Europe consumer trend for lighter taste, CHOOZIT™ GCI 23 creates a cheese with true personality, though far from the strong sulphuric notes usually found in Geotrichums.

Its fruity aroma brings a pleasant and differentiating taste to all soft cheeses from camembert to goat cheeses.

With a high stability during ripening, CHOOZIT™ GCI 23 does not develop any bitterness nor acidity and is ideal for use in country-style traditional cheeses. It offers the added advantage of producing a light rind in-between yeast and mould, therefore avoiding the unattractive appearance of a toad skin-like cheese surface.

With one of the most comprehensive range of ripening and lactic cultures for cheeses, Danisco Cultures is keen to maintain a high level of biodiversity.

Isolated from raw milk, CHOOZIT™ GCI 23 illustrates Danisco's continuous contribution to enrich the palette of cultures available for cheese and dairy manufacturers.

For further information, please contact:

Audrey Bernard, tel. 00 33 1 56 60 4784

9.

DANISCO

First you add knowledge...

23 January 2006 - 09:00

Danisco interprets human flavour perceptions

Danisco has developed Commonsense ™ Flavour Technology, a ground-breaking solution to harmonise flavours with other food ingredients and, for the first time, human perceptions of flavour.

Technology

One of the key technologies behind the development of Commonsense™ Flavours is proton transfer reaction-mass spectrometry – PTR-MS – which makes it possible to measure the flavour components released while natural and processed foods and beverages are being consumed.

Using these measurements, it is possible to obtain a precise picture of how consumers perceive the taste of the food they eat and the specific components behind consumer preferences – data that is then used in the development of highly targeted Commonsense™ Flavours.

Detection of aroma signals

Perception and recognition of a particular food is mainly based on the aroma components released during consumption.

Using PTR-MS technology, Danisco measures the rise and fall of key flavour chemicals during chewing, swallowing and breathing – a complex and rapid process.

The flavour chemicals are measured in samples taken from the human nasal cavity, focusing particularly on the breath expelled during the swallowing of food, the major contributor to aroma perception.

While most traditional methods of flavour analysis can only measure the flavour components released at a single point in time, PTR-MS measurements provide a complete, real-time picture.

By identifying the critical compounds that distinguish a particular fruit or food, it becomes possible to recreate a similar effect in a finished food or beverage product.

Getting closer to the consumer

The introduction of the human perspective has brought Danisco closer to the consumer.

In addition to analysing the flavour release profile of natural products during consumption, it is possible to observe how flavours are released from all kinds of food and beverage formulations, including the influence of ingredients such as, fat, protein, carbohydrate, water and stabilisers on the overall flavour experience.

Benefits

- Achieve greater consumer acceptance
- Reduce time to market
- Rejuvenate existing brands
- Encourage consumer loyalty
- Extend product lifecycles

The current range

Commonsense™ Flavours are available in natural, nature identical and heat stable formats for a wide variety of beverage and food applications.

For further information, please contact:

Glenn Stanley, Marketing Manager on tel. 00 44 1933 304200

Printed Tuesday, 24 January 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/january/businessupdate_57_en.htm



DANISCO

First you add knowledge...

24 January 2006 - 15:12

Danisco participates in Ethical Corporation conference

Søren Vogelsang, Vice President of Sustainable Development, is one of the guest speakers at the Business-NGO Partnerships conference in London, 28-29th March and New York, 9-10 May.

The conference will provide information and dialogue on strategies proven to build and sustain business-NGO partnerships.

Some of the topics covered in the conference will be:

- Key ingredients of a successful Business-NGO partnership
- Managing finances
- Measuring progress
- Overcoming conflicts

For more information visit the Ethical Corporation website:
http://www.ethicalcorp.com/

For further information on Danisco's participation, please contact:

Daniel King, Sustainable Development Communications Manager, tel. +45 32 66 2031

Printed Tuesday, 24 January 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/january/pressrelease_343_en.htm

EXECUTIVE BOARD


DANISCO
First you add knowledge...

Danisco A/S
Langebrogade 1
P.O Box 17
DK-1001 Copenhagen K
Tel.: +45 3266 2000
Fax: +45 3266 2175
www.danisco.com
info@danisco.com

Notice no. 1/2006

27 January 2006

Warrant programme: Issue of new shares

In 2002/03 Danisco set up a warrant programme covering more than 6,300 of Danisco's employees. In the second exercise period from 15 December 2005 to 12 January 2006 around 17% of the employees decided to exercise their warrants, bringing the total percentage of employees, who have exercised their warrants, to 81%. The majority chose the option of cash settlement while a small number chose to subscribe for new shares.

At the due date for payment on 26 January 2006, the employees had subscribed and paid for 8,342 shares at a price of DKK 299 in accordance with the warrant programme, and on 27 January 2006 Danisco effected a capital increase of 8,342 shares of DKK 20 nominal value, equivalent to a nominal capital increase of DKK 166,840. The share capital is increased from DKK 978,322,060 (corresponding to 48,916,103 shares of DKK 20 nominal value) to DKK 978,488,900 (corresponding to 48,924,445 shares of DKK 20 nominal value).

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:
Investor Relations, Danisco A/S, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, Danisco A/S, tel.: +45 3266 2913, e-mail: info@danisco.com

Danisco is one of the world's leading producers of ingredients for food and other consumer products. The group employs approximately 10,000 employees in more than 40 countries and reported revenue of DKK 17.8 billion in 2004/05. Danisco's broad technology platform and product portfolio include emulsifiers, enzymes, stabilisers, cultures, flavours, sugar and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials. Our products are mainly used in the food industry, for instance to improve the texture in bread and ice cream, but are also applied to feed, cleaning, textiles and plastics. Danisco is also one of the largest and most efficient sugar producers in Europe.

CVR. no. 11350356

DANISCO

First you add knowledge...

1 February 2006 - 08:40

Tom Knutzen is granted options in Danisco

Tom Knutzen joins Danisco A/S as Executive Vice President today, 1 February 2006, in order to take over as Chief Executive Officer as of 1 May 2006.

Notice no. 02/2006

The Board of Directors has granted Tom Knutzen 76,500 options for Danisco shares at the price of DKK 440, which is equivalent to the share price prevailing at the time of contract in mid-August 2005, with a premium of 10%.

The options are exercisable in three tranches of 25,500 each as from 1 June 2006, 2007 and 2008 and three years ahead. According to the Black-Scholes model, the theoretical value can today be calculated at DKK 5.8 million (parameters: average term 2.8 years, volatility 16%, dividend DKK 6.75 and interest rate 3.5%).

Yours faithfully

Anders Knutsen
Chairman of the Board of Directors

ID code: DK0010207497


Read this release in Danish

Printed Wednesday, 01 February 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/february/investor_188_en.htm

13,



First you add knowledge...

2 February 2006 - 11:00

Genencor heralds President Bush's call to move beyond a petroleum based economy

State of the Union message highlights funding for the development of biorefineries to produce fuel ethanol.

Genencor International, Inc., a division of Danisco A/S, applauds U.S. President George W. Bush's Advanced Energy Initiative and his call to develop new biorefineries using renewable resources like corn stalks and perennial prairie grass.

Genencor, a global producer of enzymes for the ethanol industry, has been instrumental in developing new technologies to convert biomass to ethanol, which could ultimately lead to reduced dependence on foreign oil and a reduction in greenhouse gas emissions.

Since 2000, Genencor scientists have worked with the U.S. Department of Energy through the National Renewable Energy Laboratory (NREL) to reduce the costs of enzymes to enable a commercially viable process of using cellulosic biomass (such as the non-food parts of grain and other plant material) to make ethanol.

Currently, ethanol is made in the U.S. from starch derived mostly from corn. One of the technical hurdles in converting cellulose to ethanol is enzyme cost and efficiency.

In its four-year contract with NREL, Genencor delivered a 30-fold improvement in the cost of enzymes. This technical advance is an important step in the development of sustainable biorefineries to take their place alongside traditional oil refineries and open new, untapped markets for industrial biotechnology.

"The President has set an ambitious but achievable goal for biofuel development. The next generation of ethanol technology is within our grasp. The industry now needs concrete policy initiatives to assist the pioneers overcome the economic hurdles in deploying a promising technology," said Jack Huttner, vice president of commercial and public affairs for Genencor.

"The President's vision for energy independence and his leadership will be an important part of making the biobased economy a reality."

For further information, please contact:
Angela Blackwell, Communications Manager tel. +1 585 256 5200

Printed Friday, 03 February 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/february/pressrelease_344_en.htm

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Notice no. 32/2005

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Announcement of results for H1 2005/06
1 May – 31 October 2005
(Unaudited)

15 December 2005

5% organic growth in Ingredients and 8% in Genencor

Danisco maintains the overall outlook for 2005/06 in spite of rising raw material and energy costs in Ingredients and Sugar. With 5% organic growth year-to-date Ingredients is estimated as a minimum to have maintained its global market share, which is also the case for Genencor with 8% organic growth in the period. The closing of Genencor's Health Care activities has now been completed. We have identified further possibilities to reduce costs in Flavours on a full-year basis by a further DKK 35 million.

- **Revenue grew 21% to DKK 10,391 million (DKK 8,605 million)**
  Genencor contributed DKK 1.2 billion of the DKK 1,786 million increase. Ingredients and Sugar both added to revenue growth.

- **EBITDA before special items grew 10% to DKK 1,729 million (DKK 1,572 million)**
  Ingredients contributed DKK 280 million, of which Genencor represented DKK 231 million. As expected Sugar fell by DKK 115 million.

- **EBIT before special items and share-based payments rose 6% to DKK 1,211 million (DKK 1,147 million)**
  Of the DKK 64 million increase Ingredients added DKK 152 million, of which Genencor represented around DKK 144 million. Sugar was down by DKK 110 million.

- **Profit before minority interests decreased 24% to DKK 537 million (DKK 711 million)**
  The decrease is mainly attributable to the consolidation of Genencor including special items.

Outlook for 2005/06 maintained

- Revenue is maintained in the range of DKK 20.5-22.0 billion (DKK 17,835 million).
- EBITDA before special items and share-based payments is maintained in the range of DKK 3,600-3,800 million (DKK 3,168 million) in spite of higher-than-expected raw material and energy costs in Ingredients and Sugar.
- EBIT before special items and share-based payments is maintained in the range of DKK 2,300-2,500 million (DKK 2,204 million). Amortisation and depreciation in Genencor have been reduced.
- Special items are now expected to amount to a net expense of DKK 250-300 million against previously DKK 300-350 million.
- Profit for the year before share-based payments is maintained in the range of DKK 1,200-1,300 million (DKK 1,335 million).

KEY FIGURES AND FINANCIAL RATIOS

GROUP (Unaudited)

		Q2 2004/05	**Q2 2005/06**	YTD 2004/05	**YTD 2005/06**
Income statement in DKK million					
Continuing operations					
Revenue		4,399	**5,229**	8,605	**10,391**
EBITDA before special items		780	**857**	1,572	**1,729**
Operating profit before special items (EBIT)		557	**589**	1,111	**1,147**
Special items		(24)	**(84)**	1	**(151)**
Operating profit		533	**505**	1,112	**996**
Financials, net		(73)	**(114)**	(106)	**(225)**
Profit before tax		460	**391**	1,006	**771**
Profit from continuing operations		329	**267**	727	**561**
Profit from discontinued operations		-	**10**	-	**(16)**
Profit		329	**277**	727	**545**
Profit attributable to equity holders of the parent		319	**269**	711	**537**
Operating profit before special items (EBIT)					
Ingredients		329	**415**	718	**870**
Sugar		294	**221**	529	**419**
Share-based payments		(15)	**(9)**	(36)	**(64)**
Unallocated, other		(51)	**(38)**	(100)	**(78)**
Total		557	**589**	1,111	**1,147**
Cash flows in DKK million					
Cash flow from operating activities		922	**1,290**	1,896	**2,555**
Cash flow from investing activities		(288)	**(260)**	(2,682)	**(693)**
Cash flow after investments		634	**1,030**	(786)	**1,862**
Financial ratios *					
Diluted average number of shares	'000	49,875	**49,388**	49,858	**49,403**
Diluted earnings per share (DEPS)	DKK	6.39	**5.45**	14.27	**10.87**
Diluted earnings per share before special items and discontinued operations	DKK	6.74	**6.40**	14.25	**12.72**
Diluted cash flow per share	DKK	18.49	**26.12**	38.03	**51.72**
Diluted number of shares at period-end	'000			49,860	**49,231**
Diluted book value per share (BVPS)	DKK			234	**256**
Market price per share	DKK			322	**395**

	31 October 2004	30 April 2005	**31 October 2005**
Balance sheet in DKK million			
Assets	27,847	32,831	**33,262**
Equity attributable to equity holders of the parent	11,679	12,084	**12,606**
Equity	11,955	12,417	**12,881**
Interest-bearing debt, net	9,151	13,847	**12,791**
Invested capital	20,460	27,540	**26,686**

*) The effect of Danisco's programmes for share options and warrants has been included in the diluted values.

Financial review

Income statement

21% revenue growth in H1 2005/06

Danisco recorded revenue of DKK 10,391 million in H1 2005/06, up 21%. This mainly stems from an increase in Ingredients driven by both organic growth and acquisitions. The latter relates to the consolidation of Genencor and the full-year effect of Rhodia Food Ingredients (RFI), which was consolidated for only 11 months in 2004/05. Sugar recorded 4% revenue growth in H1 as a result of inventory reductions deriving from exports but was subject to negative impacts in the period leading up to the EU sugar reform.

Gross profit for H1 grew by 24% to DKK 3,507 million, corresponding to a gross margin of 33.8% against 32.8% for the same period last year.

Positive impact on EBIT from Genencor acquisition, but negative impact from price pressure in Sugar and rising costs for R&D, raw materials and energy

EBIT before share-based payments came to DKK 1,211 million in H1, up 6% on last year's H1. The EBIT margin before share-based payments was at 11.7% against 13.3% in the same period last year. EBIT was favourably affected by the consolidation of Genencor, while price pressure in Sugar, rising raw material and energy costs as well as R&D had a negative impact. Historically Q2 is weaker than Q1 in terms of both revenue and earnings, but Q2 earnings were favourably impacted by changes in patent amortisation and depreciation on property, plant and equipment in Genencor.

Increase in expenses for share-based payments

Expenses for share-based payments year-to-date amounted to DKK 64 million, with DKK 55 million in Q1 and DKK 9 million in Q2 (last year's share-based payments were DKK 21 million and DKK 15 million respectively). 64% of the employees chose to exercise their warrants under the 2002/03 warrant programme in the first exercise window.

Special items came to a net expense of DKK 151 million, mainly relating to the integration of Genencor and restructuring costs in Flavours. The gain from the sale of the Health Care activities has been recorded as income in Q2 under Profit from discontinued operations.

Interest expenses etc. were DKK 225 million against last year's DKK 150 million. The increase may be attributed to the acquisition of Genencor.

Profit before tax down due to Genencor acquisition including special items

Profit before tax was DKK 771 million against last year's DKK 1,006 million. The decline may to a great extent be attributed to the consolidation of Genencor including special items.

Tax was DKK 210 million, corresponding to a tax rate of 27.2% against 27.7% in last year's H1.

Profit fell as expected by 25% to DKK 545 million, which as stated above primarily may be attributed to the consolidation of Genencor including special items.

Cash flow

Significant improvement in operating cash flow

Cash flow from operations improved significantly compared with the same period last year rising 35% to DKK 2,555 million. An important contributory factor was the reduction of tied-up working capital of DKK 1,570 million against DKK 745 million in the same period last year. The improvement chiefly relates to inventory reductions in Sugar.

In H1 Danisco used DKK 556 million on net investments against DKK 448 million the prior year. DKK 137 million was used for acquisitions in H1, covering payments related to the final takeover of Genencor. In last year's H1, DKK 2,234 million was invested in RFI.

Balance sheet

Balance sheet growth fuelled by acquisitions

Invested capital fell by DKK 854 million to DKK 26,686 million in the half-year in spite of an increase due to rising currency. The increase of DKK 6,226 million on H1 of last year is mainly related to acquisitions.

Net interest-bearing debt was down by DKK 1,056 million in H1 as a result of the positive cash flow from operations. The increase on the same period last year is mainly attributable to the investment in Genencor. In Q2, DKK 330 million was paid as dividends to the shareholders of Danisco and DKK 72 million to minority interests.

Ingredients

DKK million	Q2 2004/05	**Q2 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q2	Change % YTD
Revenue						
- Texturant products	1,064	**1,181**	2,148	**2,417**	11	13
- Speciality products	1,037	**1,693**	2,023	**3,384**	63	67
- Sweeteners	377	**395**	787	**821**	5	4
Group eliminations	(2)	**6**	-	**7**	.	.
Total	2,476	**3,275**	4,958	**6,629**	32	34
EBITDA	445	**579**	965	**1,245**	30	29
EBITDA margin %	18.0	**17.7**	19.5	**18.8**	.	.
EBIT	329	**415**	718	**870**	26	21
EBIT margin %	13.3	**12.7**	14.5	**13.1**	.	.

- **Organic growth of 5% in H1 of 2005/06**
- **New cost-cutting measures in Flavours**
- **Genencor maintained strong growth and market position**

Organic growth was weaker in Q2, but Ingredients is estimated to have maintained its market share. Texturant products are estimated to have gained market shares. R&D activities within food enzymes have been intensified after the acquisition of Genencor.

Organic growth rate of 5% in Ingredients and 8% in Genencor

Ingredients recorded year-to-date revenue of DKK 6,629 million, up 34% with organic growth representing 5% and acquisitions 27%. The currency impact was 2%, which marks a stabilisation relative to previous periods. For many products growth has been declining in Q2 with organic growth at 4%. Growth in Western Europe showed a negative trend in Q2 against the positive trend recorded in Q1. The falling trend in organic growth may be explained by lower food production in late summer on account of low after-season sales and a continued but less negative trend in Flavours.

Genencor maintained market position along with the ongoing integration process

Genencor added revenue of DKK 1.2 billion, recording 8% organic growth year-to-date (6% in Q1 and 9% in Q2). This is a strong indication that Genencor as a minimum has maintained its market share in the period and not lost momentum while the integration process is going on.

EBIT was impacted by the Genencor acquisition and increased costs for R&D, raw materials and energy

Ingredients including Genencor recorded year-to-date EBIT before special items of DKK 870 million (DKK 718 million), equivalent to an EBIT margin of 13.1% against 14.5% in last year's H1. EBIT was affected by the consolidation of Genencor and increased R&D activities. To this comes that raw material and energy costs had a more negative effect than previously assumed. Genencor contributed EBIT of DKK 144 million, corresponding to an EBIT margin of 11.7%. The opening balance sheet (fixed assets) in Genencor has now been established and the extra annual DKK 75 million in patent amortisation due to Danisco's acquisition of Genencor that was initially expected has been reduced to DKK 12 million annually. Depreciation on property, plant and equipment has been reduced from

around DKK 225 million annually to around DKK 180 million. A reversal of too high amortisation of DKK 30 million relating to Q1 was made in Q2. This has been included in the H1 financial statements, but the Q1 statements have not been adjusted. Overall, the H1 financial statements provide a true and fair view of the underlying and forward-looking profitability in Genencor.

Flavours – new cost measures

New rationalisation measures to reduce costs by DKK 35 million

The rationalisation measures implemented to reduce the cost base in Flavours by DKK 75 million are progressing according to plan. We have identified further staff reductions to reduce the cost base by DKK 35 million. These measures necessitate a provision of around DKK 25 million to be expensed under special items in H2.

The European logistics function

Cost base to be cut by DKK 30-40 million and working capital by over DKK 100 million

The structure of the European logistics function is currently undergoing adjustments to obtain more rational operations after the recent acquisitions. Danisco expects these adjustments to cut costs by DKK 30-40 million over the next two years. In addition to the direct cost saving the project is also expected to generate a reduction in working capital of a little over DKK 100 million when fully implemented.

Product areas

Texturant products (Organic growth: Q2 7% and YTD 9%)

Still winning market shares

Texturants is the biggest single segment in the traditional ingredients business representing 37% of revenue. The segment plays an important part for the overall organic growth in Ingredients. It is our estimate that Danisco has gained market shares in the period. The strong organic growth rate has been achieved in the face of a weaker-than-expected ice cream segment in late summer.

With respect to GRINDSTED® SOFT-N-SAFE, we continue to conduct product tests for potential customers and the level of activity is in line with expectations. Large commercial orders are not expected until some time during 2006.

Speciality products (Organic growth: Q2 1% and YTD 2%)

Speciality products cover a broad spectre of products organised in the following divisions: Flavours, Specialities, Cultures, Animal Nutrition and Genencor. The growth rates stated above do not include Genencor as the entire revenue is recognised as acquisition.

Food and feed enzyme activities mainly fall within the original ingredients business and showed progress in line with Genencor's bio-products.

Growth requires more production capacity

Cultures maintained the strong revenue performance. The excellent performance has prompted an investment of more than DKK 20 million into new production capacity in France. The new innovation centre in Singapore is expected to boost the sales potential in Asia Pacific.

Integration moving forward excellently

Genencor is a leading business within development and production of bio-products with enzymes for detergents and grain processing including bio-ethanol being among the most important application areas. After the acquisition we have now completed a coordination of the R&D function as well as the sales activities in food and feed enzymes. Genencor has also announced that the enzyme production in Beloit, the USA, will close and transfer to Cedar Rapids, Iowa, the USA. The building of the new factory in China was begun in the autumn of 2005. Genencor will be responsible for Danisco's entire enzyme production.

The Health Care activities were closed down in Q2, and Danisco announced on 1 November 2005 the sale of a large part of the existing intellectual property rights to UK-based Cambridge Antibody Technology (CAT) for USD 14 million, which was paid in shares in CAT. The CAT shares are not subject to any restrictions.

Genencor has at least maintained market shares in H1

Genencor generated organic growth of 8% in H1, with 6% in Q1 and 9% in Q2. This signals that market shares have at least been maintained in the period and that the company has not lost momentum with the integration process going on. Year-to-date revenue was DKK 1.2 billion with EBIT at DKK 144 million and the EBIT margin at 11.7%. EBITDA was DKK 231 million, which should be seen against Danisco's full-year expectation of DKK 500 million.

Sweeteners (Organic growth: Q2 4% and YTD 4%)

Xylitol keeps up positive momentum

Xylitol is gaining ground and has generated growth from market expansion as well as won market shares from sweetener alternatives on the main markets in all regions. The division continues to witness a two-sided trend with xylitol driving the division's organic growth whereas Litesse® is under pressure due to declining interest in low carb food, which was the main impetus of the product's strong sales growth in 2003/04 and 2004/05. Litesse® continued to be an important revenue generator for the division, but xylitol remains the absolutely biggest product in Sweeteners.

Temporary production problems in the USA from hurricane Katrina

The division saw growing price competition in Q2, to which comes that production in the USA was indirectly hit by hurricane Katrina in the form of failing raw material supplies and higher raw material and energy prices, a situation that will continue for some time ahead.

Positive development of production in China

The production of xylitol in China continued to develop in a positive direction with a view to increasing exports and reducing the cost base.

Geographic markets

Europe (Organic growth: Q2 -3% and YTD 0%)

Two-sided market trend in Europe

Organic growth in Q2 contrasted sharply with Q1 falling from 3% to a negative 3%. This trend is attributed to Western Europe where organic growth was 0% in Q1 and a negative 5% in Q2. In Eastern Europe growth came to almost 15% year-to-date with 21% organic growth recorded in Russia. Even though the two European markets performed differently, they both developed on a broad base in relation to Danisco's product range. One of the reasons for the negative trend in Western Europe was a weaker-than-expected late-summer season for ice cream.

North America (Organic growth: Q2 8% and YTD 7%)

North America maintained positive trend from Q1

Compared with Europe North America sustained a relatively high and stable organic growth rate for the half-year. Most of the product segments contributed, but with texturant products as the absolute growth driver. The performance was negatively impacted by the production problems in Sweeteners referred to above.

Latin America (Organic growth: Q2 18% and YTD 12%)

Strong trend in emerging markets continued

The region has delivered accelerating growth rates in 2005/06 with the progress being broadly distributed on Danisco's entire product portfolio.

Asia Pacific (Organic growth: Q2 8% and YTD 10%)

The region sustained its excellent organic growth rate fuelled largely by all product areas with a couple of exceptions such as Flavours. China recorded organic growth of 22% for H1. Danisco's production joint ventures for xylitol and xanthan are progressing as expected and a number of improvements have made it increasingly possible to export the products in accordance with international product specifications.

Innovation

R&D in enzymes intensified

In the coming 3-4 years we expect the synergies from Genencor's capabilities within protein engineering and production and Danisco's capabilities within food application know-how to result in an extended offering of food enzymes, which also the pipeline underpins. Danisco has introduced five new enzymes for baking applications in the last four years to which Genencor's product portfolio should be added.

New innovation centre in Singapore

Danisco's new innovation centre in Singapore opened officially on 12 October 2005. The centre is to support sales activities in Southeast Asia, but the primary focus will be on Flavours and Cultures.

Danisco Venture

Evolva SA (Switzerland) and Poalis A/S (Denmark) announced in August 2005 that Evolva had bought Poalis' pharmaceutical business and assets. The financial terms were not disclosed. Wellgen and Profos also raised new capital to finance their development activities.

Sugar

DKK million	Q2 2004/05	**Q2 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q2	Change % YTD
Revenue	1,965	**2,016**	3,727	**3,891**	3	4
EBITDA	396	**321**	734	**619**	(19)	(16)
EBITDA margin %	20.2	**15.9**	19.7	**15.9**	.	.
EBIT	294	**221**	529	**419**	(25)	(21)
EBIT margin %	15.0	**11.0**	14.2	**10.8**	.	.

- **4% revenue growth driven by increased exports**
- **Rising price pressure in the European sugar industry due to overproduction and higher prices for export licenses**
- **Energy consumption for 2005/06 fully hedged**

Although the reform of the European sugar regime has not yet been implemented, the industry is beginning to adjust to the new market conditions with a view to removing excess stocks.

Revenue growth driven by export volumes

Sugar recorded a year-to-date 4% increase in revenue (3% in Q2) to DKK 3,891 million spurred by rising export volumes. The European sugar industry in general is subject to increasing price pressure deriving from excess production and higher prices for export licenses. These price rises are in principle a forerunner of the new sugar reform. The home markets generally showed a weak trend.

EBIT as expected

EBIT fell 21% to DKK 419 million, equivalent to an EBIT margin of 10.8% compared with 14.2% in the same period last year. The higher sales volumes had a positive effect on the working capital.

2005/06 production expectation exceeds EU quota

Production in the 2005/06 campaign

So far the campaign has progressed without problems just as beet volumes and the sugar content have not deviated from the expectations announced on 8 September 2005. Danisco continues to expect the sugar production to exceed the EU quota of 1.142 million tonnes of sugar.

EU reform does not change earnings expectations

New sugar reform adopted

The EU has adopted a new sugar reform to take effect on 1 July 2006. As announced in Stock Exchange Notice no. 31 of 24 November 2005, this has not caused any change in our earnings expectations. Danisco continues to expect EBIT to go down to DKK 600-750 million when the reform is fully implemented and the sugar markets have stabilised. The legal text will probably not be available until some time in February or March 2006, and the final text will form the basis of the necessary adjustment of the future production structure in Sugar.

Outlook for 2005/06

Danisco maintains its overall expectations for the financial year 2005/06 in spite of rising raw material and energy costs in Ingredients and Sugar, but with two minor adjustments:

1. Expectations for depreciation and amortisation of property, plant and equipment and patents have been reduced in Genencor as the opening balance sheet will be different from previously assumed.
2. Costs for restructuring and integration activities are now estimated to be lower than previously expected, primarily due to the sale of the Health Care activities in Genencor.

Revenue
Revenue is maintained in the range of DKK 20.5-22.0 billion (DKK 17.8 billion).

Ingredients revenue is maintained in the range of DKK 12.5-13.5 billion (DKK 9.9 billion), of which Genencor will represent around DKK 2.4 billion. Revenue in Sugar is maintained in the range of DKK 8.0-8.5 billion (DKK 8.2 billion).

EBITDA before special items and share-based payments
Consolidated EBITDA is maintained in the range of DKK 3,600-3,800 million (DKK 3,168 million) in spite of higher than expected raw material and energy costs in Ingredients and Sugar.

EBITDA in Ingredients is maintained in the range of DKK 2,500-2,600 million (DKK 1,879 million), of which Genencor is expected to contribute around DKK 500 million. EBITDA in Sugar is maintained in the range of DKK 1,250-1,300 million (DKK 1,463 million).

EBIT before special items and share-based payments
Consolidated earnings (EBIT) are maintained in the range of DKK 2,300-2,500 million (DKK 2,204 million).

EBIT in Ingredients is maintained in the range of DKK 1,650-1,750 million (DKK 1,365 million), of which Genencor is estimated to represent around DKK 300 million against previously DKK 200 million. EBIT in Sugar is maintained in the range of DKK 850-900 million (DKK 1,035 million).

Special items
Special items are expected to amount to a net expense of DKK 250-300 million against the previous expectation of DKK 300-350 million. The improvement is attributable to the sale of Genencor's Health Care activities. The closing of Health Care will be recognised in profit from discontinued operations.

Profit for the year
Profit before share-based payments but after deduction of special items of up to DKK 170 million net of tax (previously up to DKK 200 million) is maintained in the range of DKK 1,200-1,300 million (DKK 1,335 million).

Currency and interest assumptions
Outlook for the remaining part of 2005/06 is based on a DKK/USD exchange rate of DKK 6.21 against DKK 6.17 at the announcement of the Q1 results 2005/06. The average DKK/USD exchange rate for the 2004/05 financial year was DKK 5.88. The interest rate level is expected to be in line with forward interest rates in 2005/06.

USD sensitivity
In the calculation of sensitivity to changes in the value of the USD rate we include currencies that correlate with USD. The calculation is based on figures from the financial years 2003/04 and 2004/05 and on a translation assumption. The figures include Genencor. A change in the USD/DKK rate of DKK 1.00 and the same relative change in USD-related currencies causes a change in full-year revenue of around DKK 800 million and EBIT of around DKK 130 million.

Risk factors
The forward-looking statements contained in this announcement, including expected trends of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency developments, fluctuations in raw material prices, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in so far as this is required by law, including the Danish Securities Trading Act.

Other

Share capital

In 2002/03 Danisco set up a warrant programme covering more than 6,300 employees, and in the first exercise window from 19 September to 17 October 64% of the employees chose to exercise their warrants. The majority of the employees chose cash settlement and a small number chose to subscribe for new shares at a price of DKK 299 per DKK 20 share. Danisco therefore effected a capital increase of 14,301 shares of DKK 20 nominal value on 1 November 2005.

The Annual General Meeting held on 25 August 2005 resolved to cancel 786,750 own shares equivalent to a capital reduction of DKK 15,735,000. Upon expiry of the statutory notice the Board of Directors decided today to effect the capital reduction adopted at the AGM. The share capital now amounts to DKK 978,322,060 (48,916,103 shares of DKK 20 nominal value).

Share-based payments

After the first opportunity to exercise warrants under the 2002/03 programme the total number of outstanding warrants and options have decreased to 1,592,386, corresponding to 3.3% of the outstanding share capital. These programmes are expensed in the income statement on an ongoing basis.

Sustainability

In January 2005, the European Union Greenhouse Gas Emission Trading Scheme (EU ETS) began operating in order to meet the Kyoto target stated for the EU. Multiple Danisco production sites in Europe face the practical consequences of the Kyoto protocol as their emission of CO_2 and other green house gases (GHG) are subject to these regulations. As a result of our global presence, Danisco may benefit from the global environmental awareness in the future, as emission reductions are also marketable goods in developing countries.

Danisco has formed a network whose task is to identify a corporate Danisco Climate Strategy by mid 2006. The network will ensure an economically viable way of minimising our CO_2 and other green house gas emissions through short and long-term measures. For example, in the short term there are potential reductions in gearing production to green house gas savings. In the long term the network will look at the possibilities of evaluating green house gas emission impacts when developing new products.

Information meeting today at 3 pm

Information meeting

This announcement of results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 3.00 pm can be followed on the above website.

Financial calendar

17 February	2006	IR quiet period
20 March	2006	9M results (May-Jan.)
30 April	2006	Financial year ends
20 May	2006	IR quiet period
20 June	2006	Results for 2005/06
22 August	2006	IR quiet period
24 August	2006	Annual General Meeting 2006
19 September	2006	Q1 results (May-July)
16 November	2006	IR quiet period
14 December	2006	H1 results (May-Oct.)

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, info@danisco.com

Danisco is one of the world's leading producers of ingredients for food and other consumer products. The group employs approx. 10,000 employees in more than 40 countries and reported revenue of DKK 17.8 billion in 2004/05. Danisco's broad technology platform and product portfolio include emulsifiers, enzymes, stabilisers, cultures, flavours, sugar and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials. Our products are mainly used in the food industry for instance to improve the texture in bread and ice cream but are also applied to feed, cleaning, textiles and plastics. Danisco is also one of the largest and most efficient sugar producers in Europe.

Management's statement

The Board of Directors and the Executive Board have considered and approved the interim report for the period 1 May – 31 October 2005 of Danisco A/S.

The interim report, which is unaudited, has been prepared in accordance with international financial reporting standards (IFRS) and Danish disclosure requirements governing interim financial reporting for listed companies. In our opinion, the interim report gives a true and fair view of the Group's assets, liabilities, financial position, cash flows and results of operations.

15 December 2005

Board of Directors

Anders Knutsen, Chairman

Jørgen Tandrup, Deputy Chairman

Håkan Björklund

Per Geertsen

Lis Glibstrup

Peter Højland

Jon Krabbe

Flemming Kristensen

Bent Willy Larsen

Matti Vuoria

Executive Board

Alf Duch-Pedersen, CEO

Søren Bjerre-Nielsen

Mogens Granborg

INCOME STATEMENT 1 May 2005 - 31 October 2005

(Unaudited)

DKK million	Q2 2004/05	**Q2 2005/06**	YTD 2004/05	**YTD 2005/06**
Continuing operations				
Revenue	4,399	**5,229**	8,605	**10,391**
Cost of sales	(2,960)	**(3,469)**	(5,783)	**(6,884)**
Gross profit	1,439	**1,760**	2,822	**3,507**
Research and development costs	(121)	**(218)**	(239)	**(436)**
Distribution and sales costs	(491)	**(624)**	(967)	**(1,243)**
Administrative expenses	(267)	**(344)**	(487)	**(653)**
Other operating income	28	**34**	44	**53**
Other operating expenses	(16)	**(10)**	(26)	**(17)**
Share-based payments	(15)	**(9)**	(36)	**(64)**
Operating profit before special items (EBIT)	557	**589**	1,111	**1,147**
Special items	(24)	**(84)**	1	**(151)**
Operating profit	533	**505**	1,112	**996**
Results of investments in associates	8	**-**	44	**-**
Other financial expenses, net	(81)	**(114)**	(150)	**(225)**
Profit before tax	460	**391**	1,006	**771**
Tax on profit	(131)	**(124)**	(279)	**(210)**
Profit from continuing operations	329	**267**	727	**561**
Discontinued operations				
Profit from discontinued operations	-	**10**	-	**(16)**
Profit	329	**277**	727	**545**
Distribution of profit:				
Profit attributable to minority interests	10	**8**	16	**8**
Profit attributable to equity holders of the parent	319	**269**	711	**537**
Total	329	**277**	727	**545**
Basic earnings per share (EPS) DKK	6.42	**5.51**	14.32	**10.98**
Basic earnings per share from continuing operations (EPS) DKK	6.42	**5.30**	14.32	**11.31**
Diluted earnings per share (DEPS) DKK	6.39	**5.45**	14.27	**10.87**
Diluted earnings per share before special items and discontinued operations DKK	6.74	**6.40**	14.25	**12.72**

CASH FLOW STATEMENT 1 May 2005 - 31 October 2005

(Unaudited)

DKK million	Q2 2004/05	**Q2 2005/06**	YTD 2004/05	**YTD 2005/06**
Cash flow from operating activities				
Profit	329	**277**	727	**545**
Depreciation	223	**268**	461	**582**
Change in working capital	359	**834**	745	**1,570**
Other adjustments	11	**(89)**	(37)	**(142)**
Cash flow from operating activities	922	**1,290**	1,896	**2,555**
Net investments	(293)	**(260)**	(448)	**(556)**
Purchase of undertakings and activities	5	**-**	(2,234)	**(137)**
Cash flow after investments	634	**1,030**	(786)	**1,862**
Cash flow from financing activities	(551)	**(1,028)**	944	**(2,229)**
Decrease/increase in cash and cash equivalents	83	**2**	158	**(367)**
Cash and cash equivalents at the beginning of the period	378	**407**	304	**729**
Exchange adjustment of cash and cash equivalents	(10)	**9**	(11)	**56**
Cash and cash equivalents at the end of the period	451	**418**	451	**418**

BALANCE SHEET

(Unaudited)

DKK million	31 October 2004	30 April 2005	**31 October 2005**
Assets			
Intangible assets	7,841	11,611	**12,406**
Property, plant and equipment	8,184	9,444	**9,235**
Investments	2,477	634	**745**
Fixed assets total	18,502	21,689	**22,386**
Inventories	5,404	6,081	**5,968**
Receivables	3,490	4,332	**4,490**
Cash and cash equivalents	451	729	**418**
Current assets total	9,345	11,142	**10,876**
Assets total	27,847	32,831	**33,262**
Equity and liabilities			
Share capital	994	994	**978**
Other reserves	10,685	11,090	**11,628**
Equity attributable to equity holders of the parent	11,679	12,084	**12,606**
Minority interests	276	333	**275**
Equity total	11,955	12,417	**12,881**
Provisions	2,116	2,039	**2,050**
Long-term debt	4,978	6,230	**4,811**
Short-term debt	8,798	12,145	**13,520**
Debt total	13,776	18,375	**18,331**
Equity and liabilities total	27,847	32,831	**33,262**

Changes in equity

DKK million		
Balance at the beginning of the period	11,900	**12,417**
Exchange rate adjustment of foreign group enterprises and associates	(239)	**268**
Other movements in equity	(84)	**53**
Net income recognised directly in equity	(323)	**321**
Profit	727	**545**
Total recognised income and expense	404	**866**
Dividends paid to equity holders of the parent	(323)	**(330)**
Dividends paid to minority interests	(27)	**(72)**
Sale of own shares	1	**-**
Balance at the end of the period	11,955	**12,881**

Own shares

	Number	Nominal value (DKK '000)	% of share capital
Holding at 1 May 2005	786,750	15,735	1.58
Reduction of share capital	(786,750)	(15,735)	(1.58)
Holding at 31 October 2005	**-**	**-**	**0.00**

OTHER SEGMENT DETAILS 1 May 2005 - 31 October 2005

(Unaudited)

Revenue by business segment

DKK million	Q2 2004/05	**Q2 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q2	Change % YTD
Ingredients	2,476	**3,275**	4,958	**6,629**	32	34
Sugar	1,965	**2,016**	3,727	**3,891**	3	4
Group eliminations	(42)	**(62)**	(80)	**(129)**	.	.
Total	4,399	**5,229**	8,605	**10,391**	19	21

Revenue by geographic segment

DKK million	Q2 2004/05	**Q2 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q2	Change % YTD	Distribution % Q2	Distribution % YTD
Denmark	497	**444**	983	**904**	(11)	(8)	9	9
Other Nordic countries	1,090	**1,006**	2,111	**2,135**	(8)	1	19	21
Rest of Western Europe	965	**1,048**	1,890	**2,154**	9	14	20	21
Eastern Europe	326	**385**	660	**741**	18	12	7	7
North America	637	**993**	1,261	**1,932**	56	53	19	19
Latin America	222	**309**	420	**564**	39	34	6	5
Asia-Pacific	449	**643**	899	**1,279**	43	42	12	12
Rest of the world	213	**401**	381	**682**	88	79	8	6
Total	4,399	**5,229**	8,605	**10,391**	19	21	100	100

EBITDA before special items

DKK million	Q2 2004/05	**Q2 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q2	Change % YTD	Margin % Q2	Margin % YTD
Ingredients	445	**579**	965	**1,245**	30	29	17.7	18.8
Sugar	396	**321**	734	**619**	(19)	(16)	15.9	15.9
Share-based payments	(15)	**(9)**	(36)	**(64)**	.	.	.	.
Unallocated, other	(46)	**(34)**	(91)	**(71)**	.	.	.	.
Total	780	**857**	1,572	**1,729**	10	10	16.4	33.1

Operating profit before special items (EBIT)

DKK million	Q2 2004/05	**Q2 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q2	Change % YTD	Margin % Q2	Margin % YTD
Ingredients	329	**415**	718	**870**	26	21	12.7	13.1
Sugar	294	**221**	529	**419**	(25)	(21)	11.0	10.8
Share-based payments	(15)	**(9)**	(36)	**(64)**	.	.	.	.
Unallocated, other	(51)	**(38)**	(100)	**(78)**	.	.	.	.
Total	557	**589**	1,111	**1,147**	6	3	11.3	11.0

Special items by business segment

DKK million	Q2 2004/05	**Q2 2005/06**	YTD 2004/05	**YTD 2005/06**
Ingredients	(24)	**(84)**	(64)	**(211)**
Sugar	-	**-**	65	**-**
Unallocated, other	-	**-**	-	**60**
Total	(24)	**(84)**	1	**(151)**

SALES GROWTH IN INGREDIENTS
1 May 2005 - 31 October 2005

(Unaudited)

Q2 2005/06 compared to Q2 2004/05

Change in %	Growth	Change in currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Distribution of sales % Q2
Sales growth in geographic segment						
Europe	20	1	**19**	22	**(3)**	39
North America	55	2	**53**	45	**8**	30
Latin America	40	14	**26**	8	**18**	10
Asia-Pacific	28	2	**26**	18	**8**	17
Rest of the world	9	1	**8**	4	**4**	4
Total	32	3	**29**	25	**4**	100
Sales growth in product segment						
Texturant products	11	4	**7**	-	**7**	36
Speciality products	63	2	**61**	60	**1**	52
Sweeteners	5	1	**4**	-	**4**	12
Total	32	3	**29**	25	**4**	100

YTD 2005/06 compared to YTD 2004/05

Change in %	Growth	Change in currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Distribution of sales % YTD
Sales growth in geographic segment						
Europe	23	1	**22**	22	**-**	40
North America	53	1	**52**	45	**7**	29
Latin America	35	12	**23**	11	**12**	9
Asia-Pacific	32	1	**31**	21	**10**	17
Rest of the world	25	-	**25**	19	**6**	5
Total	34	2	**32**	27	**5**	100
Sales growth in product segment						
Texturant products	13	3	**10**	1	**9**	37
Speciality products	67	1	**66**	64	**2**	51
Sweeteners	4	-	**4**	-	**4**	12
Total	34	2	**32**	27	**5**	100

Acquisition growth includes Rhodia for one month and Genencor for the whole period.



First you add knowledge...

Danisco A/S
Langebrogade 1
P.O Box 17
DK-1001 Copenhagen K
Tel.: +45 3266 2000
Fax: +45 3266 2175
www.danisco.com
info@danisco.com

Notice no. 1/2006

27 January 2006

Warrant programme: Issue of new shares

In 2002/03 Danisco set up a warrant programme covering more than 6,300 of Danisco's employees. In the second exercise period from 15 December 2005 to 12 January 2006 around 17% of the employees decided to exercise their warrants, bringing the total percentage of employees, who have exercised their warrants, to 81%. The majority chose the option of cash settlement while a small number chose to subscribe for new shares.

At the due date for payment on 26 January 2006, the employees had subscribed and paid for 8,342 shares at a price of DKK 299 in accordance with the warrant programme, and on 27 January 2006 Danisco effected a capital increase of 8,342 shares of DKK 20 nominal value, equivalent to a nominal capital increase of DKK 166,840. The share capital is increased from DKK 978,322,060 (corresponding to 48,916,103 shares of DKK 20 nominal value) to DKK 978,488,900 (corresponding to 48,924,445 shares of DKK 20 nominal value).

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:
Investor Relations, Danisco A/S, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, Danisco A/S, tel.: +45 3266 2913, e-mail: info@danisco.com

Danisco is one of the world's leading producers of ingredients for food and other consumer products. The group employs approximately 10,000 employees in more than 40 countries and reported revenue of DKK 17.8 billion in 2004/05. Danisco's broad technology platform and product portfolio include emulsifiers, enzymes, stabilisers, cultures, flavours, sugar and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials. Our products are mainly used in the food industry, for instance to improve the texture in bread and ice cream, but are also applied to feed, cleaning, textiles and plastics. Danisco is also one of the largest and most efficient sugar producers in Europe.

3

DANISCO

First you add knowledge...

1 February 2006 - 08:40

Tom Knutzen is granted options in Danisco

Tom Knutzen joins Danisco A/S as Executive Vice President today, 1 February 2006, in order to take over as Chief Executive Officer as of 1 May 2006.

Notice no. 02/2006

The Board of Directors has granted Tom Knutzen 76,500 options for Danisco shares at the price of DKK 440, which is equivalent to the share price prevailing at the time of contract in mid-August 2005, with a premium of 10%.

The options are exercisable in three tranches of 25,500 each as from 1 June 2006, 2007 and 2008 and three years ahead. According to the Black-Scholes model, the theoretical value can today be calculated at DKK 5.8 million (parameters: average term 2.8 years, volatility 16%, dividend DKK 6.75 and interest rate 3.5%).

Yours faithfully

Anders Knutsen
Chairman of the Board of Directors

ID code: DK0010207497


Read this release in Danish

Printed Wednesday, 01 February 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/february/investor_188_en.htm

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Notice no. 32/2005

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Announcement of results for H1 2005/06
1 May – 31 October 2005
(Unaudited)

15 December 2005

5% organic growth in Ingredients and 8% in Genencor

Danisco maintains the overall outlook for 2005/06 in spite of rising raw material and energy costs in Ingredients and Sugar. With 5% organic growth year-to-date Ingredients is estimated as a minimum to have maintained its global market share, which is also the case for Genencor with 8% organic growth in the period. The closing of Genencor's Health Care activities has now been completed. We have identified further possibilities to reduce costs in Flavours on a full-year basis by a further DKK 35 million.

- **Revenue grew 21% to DKK 10,391 million (DKK 8,605 million)**
  Genencor contributed DKK 1.2 billion of the DKK 1,786 million increase. Ingredients and Sugar both added to revenue growth.

- **EBITDA before special items grew 10% to DKK 1,729 million (DKK 1,572 million)**
  Ingredients contributed DKK 280 million, of which Genencor represented DKK 231 million. As expected Sugar fell by DKK 115 million.

- **EBIT before special items and share-based payments rose 6% to DKK 1,211 million (DKK 1,147 million)**
  Of the DKK 64 million increase Ingredients added DKK 152 million, of which Genencor represented around DKK 144 million. Sugar was down by DKK 110 million.

- **Profit before minority interests decreased 24% to DKK 537 million (DKK 711 million)**
  The decrease is mainly attributable to the consolidation of Genencor including special items.

Outlook for 2005/06 maintained

- Revenue is maintained in the range of DKK 20.5-22.0 billion (DKK 17,835 million).
- EBITDA before special items and share-based payments is maintained in the range of DKK 3,600-3,800 million (DKK 3,168 million) in spite of higher-than-expected raw material and energy costs in Ingredients and Sugar.
- EBIT before special items and share-based payments is maintained in the range of DKK 2,300-2,500 million (DKK 2,204 million). Amortisation and depreciation in Genencor have been reduced.
- Special items are now expected to amount to a net expense of DKK 250-300 million against previously DKK 300-350 million.
- Profit for the year before share-based payments is maintained in the range of DKK 1,200-1,300 million (DKK 1,335 million).

KEY FIGURES AND FINANCIAL RATIOS

GROUP (Unaudited)

		Q2 2004/05	**Q2 2005/06**	YTD 2004/05	**YTD 2005/06**
Income statement in DKK million					
Continuing operations					
Revenue		4,399	**5,229**	8,605	**10,391**
EBITDA before special items		780	**857**	1,572	**1,729**
Operating profit before special items (EBIT)		557	**589**	1,111	**1,147**
Special items		(24)	**(84)**	1	**(151)**
Operating profit		533	**505**	1,112	**996**
Financials, net		(73)	**(114)**	(106)	**(225)**
Profit before tax		460	**391**	1,006	**771**
Profit from continuing operations		329	**267**	727	**561**
Profit from discontinued operations		-	**10**	-	**(16)**
Profit		329	**277**	727	**545**
Profit attributable to equity holders of the parent		319	**269**	711	**537**
Operating profit before special items (EBIT)					
Ingredients		329	**415**	718	**870**
Sugar		294	**221**	529	**419**
Share-based payments		(15)	**(9)**	(36)	**(64)**
Unallocated, other		(51)	**(38)**	(100)	**(78)**
Total		557	**589**	1,111	**1,147**
Cash flows in DKK million					
Cash flow from operating activities		922	**1,290**	1,896	**2,555**
Cash flow from investing activities		(288)	**(260)**	(2,682)	**(693)**
Cash flow after investments		634	**1,030**	(786)	**1,862**
Financial ratios *					
Diluted average number of shares	'000	49,875	**49,388**	49,858	**49,403**
Diluted earnings per share (DEPS)	DKK	6.39	**5.45**	14.27	**10.87**
Diluted earnings per share before special items and discontinued operations	DKK	6.74	**6.40**	14.25	**12.72**
Diluted cash flow per share	DKK	18.49	**26.12**	38.03	**51.72**
Diluted number of shares at period-end	'000			49,860	**49,231**
Diluted book value per share (BVPS)	DKK			234	**256**
Market price per share	DKK			322	**395**

	31 October 2004	30 April 2005	**31 October 2005**
Balance sheet in DKK million			
Assets	27,847	32,831	**33,262**
Equity attributable to equity holders of the parent	11,679	12,084	**12,606**
Equity	11,955	12,417	**12,881**
Interest-bearing debt, net	9,151	13,847	**12,791**
Invested capital	20,460	27,540	**26,686**

*) The effect of Danisco's programmes for share options and warrants has been included in the diluted values.

Financial review

Income statement

21% revenue growth in H1 2005/06

Danisco recorded revenue of DKK 10,391 million in H1 2005/06, up 21%. This mainly stems from an increase in Ingredients driven by both organic growth and acquisitions. The latter relates to the consolidation of Genencor and the full-year effect of Rhodia Food Ingredients (RFI), which was consolidated for only 11 months in 2004/05. Sugar recorded 4% revenue growth in H1 as a result of inventory reductions deriving from exports but was subject to negative impacts in the period leading up to the EU sugar reform.

Gross profit for H1 grew by 24% to DKK 3,507 million, corresponding to a gross margin of 33.8% against 32.8% for the same period last year.

Positive impact on EBIT from Genencor acquisition, but negative impact from price pressure in Sugar and rising costs for R&D, raw materials and energy

EBIT before share-based payments came to DKK 1,211 million in H1, up 6% on last year's H1. The EBIT margin before share-based payments was at 11.7% against 13.3% in the same period last year. EBIT was favourably affected by the consolidation of Genencor, while price pressure in Sugar, rising raw material and energy costs as well as R&D had a negative impact. Historically Q2 is weaker than Q1 in terms of both revenue and earnings, but Q2 earnings were favourably impacted by changes in patent amortisation and depreciation on property, plant and equipment in Genencor.

Increase in expenses for share-based payments

Expenses for share-based payments year-to-date amounted to DKK 64 million, with DKK 55 million in Q1 and DKK 9 million in Q2 (last year's share-based payments were DKK 21 million and DKK 15 million respectively). 64% of the employees chose to exercise their warrants under the 2002/03 warrant programme in the first exercise window.

Special items came to a net expense of DKK 151 million, mainly relating to the integration of Genencor and restructuring costs in Flavours. The gain from the sale of the Health Care activities has been recorded as income in Q2 under Profit from discontinued operations.

Interest expenses etc. were DKK 225 million against last year's DKK 150 million. The increase may be attributed to the acquisition of Genencor.

Profit before tax down due to Genencor acquisition including special items

Profit before tax was DKK 771 million against last year's DKK 1,006 million. The decline may to a great extent be attributed to the consolidation of Genencor including special items.

Tax was DKK 210 million, corresponding to a tax rate of 27.2% against 27.7% in last year's H1.

Profit fell as expected by 25% to DKK 545 million, which as stated above primarily may be attributed to the consolidation of Genencor including special items.

Cash flow

Significant improvement in operating cash flow

Cash flow from operations improved significantly compared with the same period last year rising 35% to DKK 2,555 million. An important contributory factor was the reduction of tied-up working capital of DKK 1,570 million against DKK 745 million in the same period last year. The improvement chiefly relates to inventory reductions in Sugar.

In H1 Danisco used DKK 556 million on net investments against DKK 448 million the prior year. DKK 137 million was used for acquisitions in H1, covering payments related to the final takeover of Genencor. In last year's H1, DKK 2,234 million was invested in RFI.

Balance sheet

Balance sheet growth fuelled by acquisitions

Invested capital fell by DKK 854 million to DKK 26,686 million in the half-year in spite of an increase due to rising currency. The increase of DKK 6,226 million on H1 of last year is mainly related to acquisitions.

Net interest-bearing debt was down by DKK 1,056 million in H1 as a result of the positive cash flow from operations. The increase on the same period last year is mainly attributable to the investment in Genencor. In Q2, DKK 330 million was paid as dividends to the shareholders of Danisco and DKK 72 million to minority interests.

Ingredients

DKK million	Q2 2004/05	**Q2 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q2	Change % YTD
Revenue						
- Texturant products	1,064	**1,181**	2,148	**2,417**	11	13
- Speciality products	1,037	**1,693**	2,023	**3,384**	63	67
- Sweeteners	377	**395**	787	**821**	5	4
Group eliminations	(2)	**6**	-	**7**	.	.
Total	2,476	**3,275**	4,958	**6,629**	32	34
EBITDA	445	**579**	965	**1,245**	30	29
EBITDA margin %	18.0	**17.7**	19.5	**18.8**	.	.
EBIT	329	**415**	718	**870**	26	21
EBIT margin %	13.3	**12.7**	14.5	**13.1**	.	.

- **Organic growth of 5% in H1 of 2005/06**
- **New cost-cutting measures in Flavours**
- **Genencor maintained strong growth and market position**

Organic growth was weaker in Q2, but Ingredients is estimated to have maintained its market share. Texturant products are estimated to have gained market shares. R&D activities within food enzymes have been intensified after the acquisition of Genencor.

Organic growth rate of 5% in Ingredients and 8% in Genencor

Ingredients recorded year-to-date revenue of DKK 6,629 million, up 34% with organic growth representing 5% and acquisitions 27%. The currency impact was 2%, which marks a stabilisation relative to previous periods. For many products growth has been declining in Q2 with organic growth at 4%. Growth in Western Europe showed a negative trend in Q2 against the positive trend recorded in Q1. The falling trend in organic growth may be explained by lower food production in late summer on account of low after-season sales and a continued but less negative trend in Flavours.

Genencor maintained market position along with the ongoing integration process

Genencor added revenue of DKK 1.2 billion, recording 8% organic growth year-to-date (6% in Q1 and 9% in Q2). This is a strong indication that Genencor as a minimum has maintained its market share in the period and not lost momentum while the integration process is going on.

EBIT was impacted by the Genencor acquisition and increased costs for R&D, raw materials and energy

Ingredients including Genencor recorded year-to-date EBIT before special items of DKK 870 million (DKK 718 million), equivalent to an EBIT margin of 13.1% against 14.5% in last year's H1. EBIT was affected by the consolidation of Genencor and increased R&D activities. To this comes that raw material and energy costs had a more negative effect than previously assumed. Genencor contributed EBIT of DKK 144 million, corresponding to an EBIT margin of 11.7%. The opening balance sheet (fixed assets) in Genencor has now been established and the extra annual DKK 75 million in patent amortisation due to Danisco's acquisition of Genencor that was initially expected has been reduced to DKK 12 million annually. Depreciation on property, plant and equipment has been reduced from

around DKK 225 million annually to around DKK 180 million. A reversal of too high amortisation of DKK 30 million relating to Q1 was made in Q2. This has been included in the H1 financial statements, but the Q1 statements have not been adjusted. Overall, the H1 financial statements provide a true and fair view of the underlying and forward-looking profitability in Genencor.

Flavours – new cost measures

New rationalisation measures to reduce costs by DKK 35 million

The rationalisation measures implemented to reduce the cost base in Flavours by DKK 75 million are progressing according to plan. We have identified further staff reductions to reduce the cost base by DKK 35 million. These measures necessitate a provision of around DKK 25 million to be expensed under special items in H2.

The European logistics function

Cost base to be cut by DKK 30-40 million and working capital by over DKK 100 million

The structure of the European logistics function is currently undergoing adjustments to obtain more rational operations after the recent acquisitions. Danisco expects these adjustments to cut costs by DKK 30-40 million over the next two years. In addition to the direct cost saving the project is also expected to generate a reduction in working capital of a little over DKK 100 million when fully implemented.

Product areas

Texturant products (Organic growth: Q2 7% and YTD 9%)

Still winning market shares

Texturants is the biggest single segment in the traditional ingredients business representing 37% of revenue. The segment plays an important part for the overall organic growth in Ingredients. It is our estimate that Danisco has gained market shares in the period. The strong organic growth rate has been achieved in the face of a weaker-than-expected ice cream segment in late summer.

With respect to GRINDSTED® SOFT-N-SAFE, we continue to conduct product tests for potential customers and the level of activity is in line with expectations. Large commercial orders are not expected until some time during 2006.

Speciality products (Organic growth: Q2 1% and YTD 2%)

Speciality products cover a broad spectre of products organised in the following divisions: Flavours, Specialities, Cultures, Animal Nutrition and Genencor. The growth rates stated above do not include Genencor as the entire revenue is recognised as acquisition.

Food and feed enzyme activities mainly fall within the original ingredients business and showed progress in line with Genencor's bio-products.

Growth requires more production capacity

Cultures maintained the strong revenue performance. The excellent performance has prompted an investment of more than DKK 20 million into new production capacity in France. The new innovation centre in Singapore is expected to boost the sales potential in Asia Pacific.

Integration moving forward excellently

Genencor is a leading business within development and production of bio-products with enzymes for detergents and grain processing including bio-ethanol being among the most important application areas. After the acquisition we have now completed a coordination of the R&D function as well as the sales activities in food and feed enzymes. Genencor has also announced that the enzyme production in Beloit, the USA, will close and transfer to Cedar Rapids, Iowa, the USA. The building of the new factory in China was begun in the autumn of 2005. Genencor will be responsible for Danisco's entire enzyme production.

The Health Care activities were closed down in Q2, and Danisco announced on 1 November 2005 the sale of a large part of the existing intellectual property rights to UK-based Cambridge Antibody Technology (CAT) for USD 14 million, which was paid in shares in CAT. The CAT shares are not subject to any restrictions.

Genencor has at least maintained market shares in H1

Genencor generated organic growth of 8% in H1, with 6% in Q1 and 9% in Q2. This signals that market shares have at least been maintained in the period and that the company has not lost momentum with the integration process going on. Year-to-date revenue was DKK 1.2 billion with EBIT at DKK 144 million and the EBIT margin at 11.7%. EBITDA was DKK 231 million, which should be seen against Danisco's full-year expectation of DKK 500 million.

Sweeteners (Organic growth: Q2 4% and YTD 4%)

Xylitol keeps up positive momentum

Xylitol is gaining ground and has generated growth from market expansion as well as won market shares from sweetener alternatives on the main markets in all regions. The division continues to witness a two-sided trend with xylitol driving the division's organic growth whereas Litesse® is under pressure due to declining interest in low carb food, which was the main impetus of the product's strong sales growth in 2003/04 and 2004/05. Litesse® continued to be an important revenue generator for the division, but xylitol remains the absolutely biggest product in Sweeteners.

Temporary production problems in the USA from hurricane Katrina

The division saw growing price competition in Q2, to which comes that production in the USA was indirectly hit by hurricane Katrina in the form of failing raw material supplies and higher raw material and energy prices, a situation that will continue for some time ahead.

Positive development of production in China

The production of xylitol in China continued to develop in a positive direction with a view to increasing exports and reducing the cost base.

Geographic markets

Europe (Organic growth: Q2 -3% and YTD 0%)

Two-sided market trend in Europe

Organic growth in Q2 contrasted sharply with Q1 falling from 3% to a negative 3%. This trend is attributed to Western Europe where organic growth was 0% in Q1 and a negative 5% in Q2. In Eastern Europe growth came to almost 15% year-to-date with 21% organic growth recorded in Russia. Even though the two European markets performed differently, they both developed on a broad base in relation to Danisco's product range. One of the reasons for the negative trend in Western Europe was a weaker-than-expected late-summer season for ice cream.

North America (Organic growth: Q2 8% and YTD 7%)

North America maintained positive trend from Q1

Compared with Europe North America sustained a relatively high and stable organic growth rate for the half-year. Most of the product segments contributed, but with texturant products as the absolute growth driver. The performance was negatively impacted by the production problems in Sweeteners referred to above.

Latin America (Organic growth: Q2 18% and YTD 12%)

Strong trend in emerging markets continued

The region has delivered accelerating growth rates in 2005/06 with the progress being broadly distributed on Danisco's entire product portfolio.

Asia Pacific (Organic growth: Q2 8% and YTD 10%)

The region sustained its excellent organic growth rate fuelled largely by all product areas with a couple of exceptions such as Flavours. China recorded organic growth of 22% for H1. Danisco's production joint ventures for xylitol and xanthan are progressing as expected and a number of improvements have made it increasingly possible to export the products in accordance with international product specifications.

Innovation

R&D in enzymes intensified

In the coming 3-4 years we expect the synergies from Genencor's capabilities within protein engineering and production and Danisco's capabilities within food application know-how to result in an extended offering of food enzymes, which also the pipeline underpins. Danisco has introduced five new enzymes for baking applications in the last four years to which Genencor's product portfolio should be added.

New innovation centre in Singapore

Danisco's new innovation centre in Singapore opened officially on 12 October 2005. The centre is to support sales activities in Southeast Asia, but the primary focus will be on Flavours and Cultures.

Danisco Venture

Evolva SA (Switzerland) and Poalis A/S (Denmark) announced in August 2005 that Evolva had bought Poalis' pharmaceutical business and assets. The financial terms were not disclosed. Wellgen and Profos also raised new capital to finance their development activities.

Sugar

DKK million	Q2 2004/05	**Q2 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q2	% YTD
Revenue	1,965	**2,016**	3,727	**3,891**	3	4
EBITDA	396	**321**	734	**619**	(19)	(16)
EBITDA margin %	20.2	**15.9**	19.7	**15.9**	.	.
EBIT	294	**221**	529	**419**	(25)	(21)
EBIT margin %	15.0	**11.0**	14.2	**10.8**	.	.

- **4% revenue growth driven by increased exports**
- **Rising price pressure in the European sugar industry due to overproduction and higher prices for export licenses**
- **Energy consumption for 2005/06 fully hedged**

Although the reform of the European sugar regime has not yet been implemented, the industry is beginning to adjust to the new market conditions with a view to removing excess stocks.

Revenue growth driven by export volumes

Sugar recorded a year-to-date 4% increase in revenue (3% in Q2) to DKK 3,891 million spurred by rising export volumes. The European sugar industry in general is subject to increasing price pressure deriving from excess production and higher prices for export licenses. These price rises are in principle a forerunner of the new sugar reform. The home markets generally showed a weak trend.

EBIT as expected

EBIT fell 21% to DKK 419 million, equivalent to an EBIT margin of 10.8% compared with 14.2% in the same period last year. The higher sales volumes had a positive effect on the working capital.

2005/06 production expectation exceeds EU quota

Production in the 2005/06 campaign

So far the campaign has progressed without problems just as beet volumes and the sugar content have not deviated from the expectations announced on 8 September 2005. Danisco continues to expect the sugar production to exceed the EU quota of 1.142 million tonnes of sugar.

EU reform does not change earnings expectations

New sugar reform adopted

The EU has adopted a new sugar reform to take effect on 1 July 2006. As announced in Stock Exchange Notice no. 31 of 24 November 2005, this has not caused any change in our earnings expectations. Danisco continues to expect EBIT to go down to DKK 600-750 million when the reform is fully implemented and the sugar markets have stabilised. The legal text will probably not be available until some time in February or March 2006, and the final text will form the basis of the necessary adjustment of the future production structure in Sugar.

Outlook for 2005/06

Danisco maintains its overall expectations for the financial year 2005/06 in spite of rising raw material and energy costs in Ingredients and Sugar, but with two minor adjustments:

1. Expectations for depreciation and amortisation of property, plant and equipment and patents have been reduced in Genencor as the opening balance sheet will be different from previously assumed.
2. Costs for restructuring and integration activities are now estimated to be lower than previously expected, primarily due to the sale of the Health Care activities in Genencor.

Revenue
Revenue is maintained in the range of DKK 20.5-22.0 billion (DKK 17.8 billion).

Ingredients revenue is maintained in the range of DKK 12.5-13.5 billion (DKK 9.9 billion), of which Genencor will represent around DKK 2.4 billion. Revenue in Sugar is maintained in the range of DKK 8.0-8.5 billion (DKK 8.2 billion).

EBITDA before special items and share-based payments
Consolidated EBITDA is maintained in the range of DKK 3,600-3,800 million (DKK 3,168 million) in spite of higher than expected raw material and energy costs in Ingredients and Sugar.

EBITDA in Ingredients is maintained in the range of DKK 2,500-2,600 million (DKK 1,879 million), of which Genencor is expected to contribute around DKK 500 million. EBITDA in Sugar is maintained in the range of DKK 1,250-1,300 million (DKK 1,463 million).

EBIT before special items and share-based payments
Consolidated earnings (EBIT) are maintained in the range of DKK 2,300-2,500 million (DKK 2,204 million).

EBIT in Ingredients is maintained in the range of DKK 1,650-1,750 million (DKK 1,365 million), of which Genencor is estimated to represent around DKK 300 million against previously DKK 200 million. EBIT in Sugar is maintained in the range of DKK 850-900 million (DKK 1,035 million).

Special items
Special items are expected to amount to a net expense of DKK 250-300 million against the previous expectation of DKK 300-350 million. The improvement is attributable to the sale of Genencor's Health Care activities. The closing of Health Care will be recognised in profit from discontinued operations.

Profit for the year
Profit before share-based payments but after deduction of special items of up to DKK 170 million net of tax (previously up to DKK 200 million) is maintained in the range of DKK 1,200-1,300 million (DKK 1,335 million).

Currency and interest assumptions
Outlook for the remaining part of 2005/06 is based on a DKK/USD exchange rate of DKK 6.21 against DKK 6.17 at the announcement of the Q1 results 2005/06. The average DKK/USD exchange rate for the 2004/05 financial year was DKK 5.88. The interest rate level is expected to be in line with forward interest rates in 2005/06.

USD sensitivity
In the calculation of sensitivity to changes in the value of the USD rate we include currencies that correlate with USD. The calculation is based on figures from the financial years 2003/04 and 2004/05 and on a translation assumption. The figures include Genencor. A change in the USD/DKK rate of DKK 1.00 and the same relative change in USD-related currencies causes a change in full-year revenue of around DKK 800 million and EBIT of around DKK 130 million.

Risk factors
The forward-looking statements contained in this announcement, including expected trends of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency developments, fluctuations in raw material prices, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in so far as this is required by law, including the Danish Securities Trading Act.

Other

Share capital

In 2002/03 Danisco set up a warrant programme covering more than 6,300 employees, and in the first exercise window from 19 September to 17 October 64% of the employees chose to exercise their warrants. The majority of the employees chose cash settlement and a small number chose to subscribe for new shares at a price of DKK 299 per DKK 20 share. Danisco therefore effected a capital increase of 14,301 shares of DKK 20 nominal value on 1 November 2005.

The Annual General Meeting held on 25 August 2005 resolved to cancel 786,750 own shares equivalent to a capital reduction of DKK 15,735,000. Upon expiry of the statutory notice the Board of Directors decided today to effect the capital reduction adopted at the AGM. The share capital now amounts to DKK 978,322,060 (48,916,103 shares of DKK 20 nominal value).

Share-based payments

After the first opportunity to exercise warrants under the 2002/03 programme the total number of outstanding warrants and options have decreased to 1,592,386, corresponding to 3.3% of the outstanding share capital. These programmes are expensed in the income statement on an ongoing basis.

Sustainability

In January 2005, the European Union Greenhouse Gas Emission Trading Scheme (EU ETS) began operating in order to meet the Kyoto target stated for the EU. Multiple Danisco production sites in Europe face the practical consequences of the Kyoto protocol as their emission of CO_2 and other green house gases (GHG) are subject to these regulations. As a result of our global presence, Danisco may benefit from the global environmental awareness in the future, as emission reductions are also marketable goods in developing countries.

Danisco has formed a network whose task is to identify a corporate Danisco Climate Strategy by mid 2006. The network will ensure an economically viable way of minimising our CO_2 and other green house gas emissions through short and long-term measures. For example, in the short term there are potential reductions in gearing production to green house gas savings. In the long term the network will look at the possibilities of evaluating green house gas emission impacts when developing new products.

Information meeting today at 3 pm

Information meeting

This announcement of results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 3.00 pm can be followed on the above website.

Financial calendar

17 February	2006	IR quiet period
20 March	2006	9M results (May-Jan.)
30 April	2006	Financial year ends
20 May	2006	IR quiet period
20 June	2006	Results for 2005/06
22 August	2006	IR quiet period
24 August	2006	Annual General Meeting 2006
19 September	2006	Q1 results (May-July)
16 November	2006	IR quiet period
14 December	2006	H1 results (May-Oct.)

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, info@danisco.com

Danisco is one of the world's leading producers of ingredients for food and other consumer products. The group employs approx. 10,000 employees in more than 40 countries and reported revenue of DKK 17.8 billion in 2004/05. Danisco's broad technology platform and product portfolio include emulsifiers, enzymes, stabilisers, cultures, flavours, sugar and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials. Our products are mainly used in the food industry for instance to improve the texture in bread and ice cream but are also applied to feed, cleaning, textiles and plastics. Danisco is also one of the largest and most efficient sugar producers in Europe.

Management's statement

The Board of Directors and the Executive Board have considered and approved the interim report for the period 1 May – 31 October 2005 of Danisco A/S.

The interim report, which is unaudited, has been prepared in accordance with international financial reporting standards (IFRS) and Danish disclosure requirements governing interim financial reporting for listed companies. In our opinion, the interim report gives a true and fair view of the Group's assets, liabilities, financial position, cash flows and results of operations.

15 December 2005

Board of Directors

Anders Knutsen, Chairman

Jørgen Tandrup, Deputy Chairman

Håkan Björklund

Per Geertsen

Lis Glibstrup

Peter Højland

Jon Krabbe

Flemming Kristensen

Bent Willy Larsen

Matti Vuoria

Executive Board

Alf Duch-Pedersen, CEO

Søren Bjerre-Nielsen

Mogens Granborg

INCOME STATEMENT 1 May 2005 - 31 October 2005

(Unaudited)

DKK million	Q2 2004/05	**Q2 2005/06**	YTD 2004/05	**YTD 2005/06**
Continuing operations				
Revenue	4,399	**5,229**	8,605	**10,391**
Cost of sales	(2,960)	**(3,469)**	(5,783)	**(6,884)**
Gross profit	1,439	**1,760**	2,822	**3,507**
Research and development costs	(121)	**(218)**	(239)	**(436)**
Distribution and sales costs	(491)	**(624)**	(967)	**(1,243)**
Administrative expenses	(267)	**(344)**	(487)	**(653)**
Other operating income	28	**34**	44	**53**
Other operating expenses	(16)	**(10)**	(26)	**(17)**
Share-based payments	(15)	**(9)**	(36)	**(64)**
Operating profit before special items (EBIT)	557	**589**	1,111	**1,147**
Special items	(24)	**(84)**	1	**(151)**
Operating profit	533	**505**	1,112	**996**
Results of investments in associates	8	**-**	44	**-**
Other financial expenses, net	(81)	**(114)**	(150)	**(225)**
Profit before tax	460	**391**	1,006	**771**
Tax on profit	(131)	**(124)**	(279)	**(210)**
Profit from continuing operations	329	**267**	727	**561**
Discontinued operations				
Profit from discontinued operations	-	**10**	-	**(16)**
Profit	329	**277**	727	**545**
Distribution of profit:				
Profit attributable to minority interests	10	**8**	16	**8**
Profit attributable to equity holders of the parent	319	**269**	711	**537**
Total	329	**277**	727	**545**
Basic earnings per share (EPS) DKK	6.42	**5.51**	14.32	**10.98**
Basic earnings per share from continuing operations (EPS) DKK	6.42	**5.30**	14.32	**11.31**
Diluted earnings per share (DEPS) DKK	6.39	**5.45**	14.27	**10.87**
Diluted earnings per share before special items and discontinued operations DKK	6.74	**6.40**	14.25	**12.72**

CASH FLOW STATEMENT 1 May 2005 - 31 October 2005

(Unaudited)

DKK million	Q2 2004/05	**Q2 2005/06**	YTD 2004/05	**YTD 2005/06**
Cash flow from operating activities				
Profit	329	**277**	727	**545**
Depreciation	223	**268**	461	**582**
Change in working capital	359	**834**	745	**1,570**
Other adjustments	11	**(89)**	(37)	**(142)**
Cash flow from operating activities	922	**1,290**	1,896	**2,555**
Net investments	(293)	**(260)**	(448)	**(556)**
Purchase of undertakings and activities	5	**-**	(2,234)	**(137)**
Cash flow after investments	634	**1,030**	(786)	**1,862**
Cash flow from financing activities	(551)	**(1,028)**	944	**(2,229)**
Decrease/increase in cash and cash equivalents	83	**2**	158	**(367)**
Cash and cash equivalents at the beginning of the period	378	**407**	304	**729**
Exchange adjustment of cash and cash equivalents	(10)	**9**	(11)	**56**
Cash and cash equivalents at the end of the period	451	**418**	451	**418**

BALANCE SHEET

(Unaudited)

DKK million	31 October 2004	30 April 2005	**31 October 2005**
Assets			
Intangible assets	7,841	11,611	**12,406**
Property, plant and equipment	8,184	9,444	**9,235**
Investments	2,477	634	**745**
Fixed assets total	18,502	21,689	**22,386**
Inventories	5,404	6,081	**5,968**
Receivables	3,490	4,332	**4,490**
Cash and cash equivalents	451	729	**418**
Current assets total	9,345	11,142	**10,876**
Assets total	27,847	32,831	**33,262**
Equity and liabilities			
Share capital	994	994	**978**
Other reserves	10,685	11,090	**11,628**
Equity attributable to equity holders of the parent	11,679	12,084	**12,606**
Minority interests	276	333	**275**
Equity total	11,955	12,417	**12,881**
Provisions	2,116	2,039	**2,050**
Long-term debt	4,978	6,230	**4,811**
Short-term debt	8,798	12,145	**13,520**
Debt total	13,776	18,375	**18,331**
Equity and liabilities total	27,847	32,831	**33,262**

Changes in equity

DKK million			
Balance at the beginning of the period	11,900		**12,417**
Exchange rate adjustment of foreign group enterprises and associates	(239)		**268**
Other movements in equity	(84)		**53**
Net income recognised directly in equity	(323)		**321**
Profit	727		**545**
Total recognised income and expense	404		**866**
Dividends paid to equity holders of the parent	(323)		**(330)**
Dividends paid to minority interests	(27)		**(72)**
Sale of own shares	1		**-**
Balance at the end of the period	11,955		**12,881**

Own shares

	Number	Nominal value (DKK '000)	% of share capital
Holding at 1 May 2005	786,750	15,735	1.58
Reduction of share capital	(786,750)	(15,735)	(1.58)
Holding at 31 October 2005	**-**	**-**	**0.00**

OTHER SEGMENT DETAILS 1 May 2005 - 31 October 2005

(Unaudited)

Revenue by business segment

DKK million	Q2 2004/05	**Q2 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q2	Change % YTD
Ingredients	2,476	**3,275**	4,958	**6,629**	32	34
Sugar	1,965	**2,016**	3,727	**3,891**	3	4
Group eliminations	(42)	**(62)**	(80)	**(129)**	.	.
Total	4,399	**5,229**	8,605	**10,391**	19	21

Revenue by geographic segment

DKK million	Q2 2004/05	**Q2 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q2	Change % YTD	Distribution % Q2	Distribution % YTD
Denmark	497	**444**	983	**904**	(11)	(8)	9	9
Other Nordic countries	1,090	**1,006**	2,111	**2,135**	(8)	1	19	21
Rest of Western Europe	965	**1,048**	1,890	**2,154**	9	14	20	21
Eastern Europe	326	**385**	660	**741**	18	12	7	7
North America	637	**993**	1,261	**1,932**	56	53	19	19
Latin America	222	**309**	420	**564**	39	34	6	5
Asia-Pacific	449	**643**	899	**1,279**	43	42	12	12
Rest of the world	213	**401**	381	**682**	88	79	8	6
Total	4,399	**5,229**	8,605	**10,391**	19	21	100	100

EBITDA before special items

DKK million	Q2 2004/05	**Q2 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q2	Change % YTD	Margin % Q2	Margin % YTD
Ingredients	445	**579**	965	**1,245**	30	29	17.7	18.8
Sugar	396	**321**	734	**619**	(19)	(16)	15.9	15.9
Share-based payments	(15)	**(9)**	(36)	**(64)**	.	.	.	.
Unallocated, other	(46)	**(34)**	(91)	**(71)**	.	.	.	.
Total	780	**857**	1,572	**1,729**	10	10	16.4	33.1

Operating profit before special items (EBIT)

DKK million	Q2 2004/05	**Q2 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q2	Change % YTD	Margin % Q2	Margin % YTD
Ingredients	329	**415**	718	**870**	26	21	12.7	13.1
Sugar	294	**221**	529	**419**	(25)	(21)	11.0	10.8
Share-based payments	(15)	**(9)**	(36)	**(64)**	.	.	.	.
Unallocated, other	(51)	**(38)**	(100)	**(78)**	.	.	.	.
Total	557	**589**	1,111	**1,147**	6	3	11.3	11.0

Special items by business segment

DKK million	Q2 2004/05	**Q2 2005/06**	YTD 2004/05	**YTD 2005/06**
Ingredients	(24)	**(84)**	(64)	**(211)**
Sugar	-	**-**	65	**-**
Unallocated, other	-	**-**	-	**60**
Total	(24)	**(84)**	1	**(151)**

SALES GROWTH IN INGREDIENTS
1 May 2005 - 31 October 2005
(Unaudited)

Q2 2005/06 compared to Q2 2004/05

Change in %	Growth	Change in currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Distribution of sales % Q2
Sales growth in geographic segment						
Europe	20	1	**19**	22	**(3)**	39
North America	55	2	**53**	45	**8**	30
Latin America	40	14	**26**	8	**18**	10
Asia-Pacific	28	2	**26**	18	**8**	17
Rest of the world	9	1	**8**	4	**4**	4
Total	32	3	**29**	25	**4**	100
Sales growth in product segment						
Texturant products	11	4	**7**	-	**7**	36
Speciality products	63	2	**61**	60	**1**	52
Sweeteners	5	1	**4**	-	**4**	12
Total	32	3	**29**	25	**4**	100

YTD 2005/06 compared to YTD 2004/05

Change in %	Growth	Change in currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Distribution of sales % YTD
Sales growth in geographic segment						
Europe	23	1	**22**	22	**-**	40
North America	53	1	**52**	45	**7**	29
Latin America	35	12	**23**	11	**12**	9
Asia-Pacific	32	1	**31**	21	**10**	17
Rest of the world	25	-	**25**	19	**6**	5
Total	34	2	**32**	27	**5**	100
Sales growth in product segment						
Texturant products	13	3	**10**	1	**9**	37
Speciality products	67	1	**66**	64	**2**	51
Sweeteners	4	-	**4**	-	**4**	12
Total	34	2	**32**	27	**5**	100

Acquisition growth includes Rhodia for one month and Genencor for the whole period.

H1 2005/06 Results

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15 December 2005

Contact details

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Press (1) and wait for the operator
Press # to be removed from question queue

Analysts and investors are kindly asked to contact:
Hans Gregersen, investor@danisco.com or +45 32 66 29 12

Journalists are kindly asked to contact:
Carl Johan Corneliussen, info@danisco.com or +45 32 66 29 13

Forward–looking statements

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The forward-looking statements contained in this announcement, including forecasts of sales and earnings performance, inherently involve risks and uncertainties what could be materially affected by factors such as global economic matters, including interest rate and currency developments, fluctuations in raw material prices, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products.



Danisco is only obliged to update and adjust the specifically stated expectations in as far as this is required by law, including the Securities Trading Act.

Agenda

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- Highlights
- Ingredients – H1 2005/06 results
- Sugar – H1 2005/06 results
- Group financials – H1 2005/06 results
- Genencor – Business update
- Outlook for 2005/06
- Ingredients – The business model



Highlights

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- Ingredients and Genencor generated 5% and 8% organic growth
- Genencor developing according to plan
- Flavours launched new DKK 35m cost cutting
- European logistic operations implemented DKK 40m cost cutting
- Sugar guidance maintained after EU sugar reform
- Guidance maintained for 2005/06. Lower depreciation charges offset by higher raw material and energy costs



Ingredients
H1 2005/06 results

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Ingredients
Financial highlights

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(DKKm)	H1 2004/05	H1 2005/06	Growth (%)
- Texturant products	2,148	2,417	13
- Speciality products	2,023	3,384	67
- Sweeteners	787	821	4
Revenue	**4,958**	**6,629**	**34**
EBITDA	**965**	**1,245**	**29**
EBITDA margin (%)	19.5	18.8	-
EBIT	**718**	**870**	**21**
EBIT margin (%)	14.5	13.1	-

- Ingredients posted 34% revenue growth in H1 2004/05 of which 5% is organic
  - Expected at least having maintained its market share although organic growth declined from 6% in Q1 to 4% in Q2
- Increased R&D spending throughout the business platform
- Rising raw material and energy costs starting to affect the business
- Genencor's impact on the EBITDA margin was neutral in H1, but negative on the EBIT margin by 0.3%-point
  - Genencor's Q2 margins were affected by adjustment of Q1 depreciation charges



Ingredients
Organic and acquisition growth
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(%)
(%)
40
35
30
25
20
15
10
5
0
6
5
4
3
2
1
0
Q1 02/03
Q2 02/03
Q3 02/03
Q4 02/03
Q1 03/04
Q2 03/04
Q3 03/04
Q4 03/04
Q1 04/05
Q2 04/05
Q3 04/05
Q4 04/05
Q1 05/06
Q2 05/06
Organic growth
Acquisition growth
4Q roll. Avg., organic growth (RHS)
8

Ingredients
Growth by product segment

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H1 2005/06 on H1 2004/05 (%)

	Growth	Currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	**Sales distribution**
Texturant products	13	3	10	1	9	37
Speciality products	67	1	66	64	2	51
Sweeteners	4	0	4	0	4	12
Total	**34**	**2**	**32**	**27**	**5**	**100**

Texturant products
Organic growth remained stable YTD and market share gains continued

Speciality products
Growth declined slightly over the period and performance was some-what mixed between the product segments

Sweeteners
Growth remained stable, driven by xylitol

Ingredients
Products I

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Texturant products: 37% of revenue – continued market share gains

- Organic growth 9% (8% volume) and acquisition growth 1%
- Strong performance in most regions, but growth levelled off during Q2
- Weak late-summer sales was a contributing factor. Specifically, ice cream was weaker than expected
- Starting to benefit from Chinese Xanthan gum production
- GRINDSTED® SOFT-N-SAFE: Testing activity with customers progressing as expected and large commercial orders are expected during 2006



Ingredients
Products II

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Speciality products: 51% of revenue – flavours remained the problem

- Organic growth 2% and acquisition growth 64%
- The three divisions – Specialities, Cultures and Animal Nutrition – all contributed to growth, while Flavours realised negative growth although less declining
- Cultures expanded production capacity in order to meet demand
- A new DKK 35m cost cutting programme was launched in Flavours
- Genencor posted 8% organic growth in H1 and is on track to reach FY 2005/06 guidance. Higher raw material and energy prices were countered by productivity gains



Ingredients
Products III

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Sweeteners: 12% of revenue – xylitol keeps up divisional momentum

- Organic growth 4% (1% volume) and acquisition growth 0%
- Xylitol as the single-largest product continued its growth path, while other sweetener products were facing difficult trading conditions. Especially, Litesse® had difficulties in the aftermath of the low carb hype
- Production problems in the US following hurricane Katrina, in terms of raw material supply and price problems. Furthermore, price competition intensified
- The Chinese xylitol production joint venture continuously improves production quality



Ingredients
Growth by geographic segment

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H1 2005/06 on H1 2004/05 (%)

	Growth	Currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	**Sales Distribution**
Europe	23	1	22	22	0	40
North America	53	1	52	45	7	29
Latin America	35	12	23	11	12	9
Asia-Pacific	32	1	31	21	10	17
Row	25	0	25	19	6	5
Total	**34**	**2**	**32**	**27**	**5**	**100**

Europe
Negative Q2 growth in Western Europe, while Eastern Europe maintained the positive trend

North America
Stable development throughout H1

Latin America
Growth accelerated in H1

Asia-Pacific
Weaker growth in Q2 than Q1 due to specific product segments

Ingredients
Markets I

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Europe: 40% of revenue – positive Q1 momentum was not maintained

- Organic growth 0% and acquisition growth 22%
- Two-way development in Europe during H1
  - Western Europe saw 0% growth in Q1, but negative organic growth of 5% in Q2. The negative Q2 development is broadly spread on the product range.
  - Eastern Europe maintained close to 15% organic growth YTD and 21% in Russia
- Weak late-summer sales
  - Ice cream weaker than expected



Ingredients
Markets II

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North America: 29% of revenue – stable performance in H1

- Organic growth 7% and acquisition growth 45%
- Most product segments contributed to the strong performance, with Texturant products by far the strongest top-line driver
- Xylitol continued to drive growth in Sweeteners, but Litesse® continued the downtrend due to falling interest in low carb diets
- After hurricane Katrina Sweeteners faced production problems in terms of raw material supply and price hikes



Ingredients Markets III

Latin America: 9% of revenue – strongest growth in Ingredients

- Organic growth 12% and acquisition growth 11%
- Growth was broadly spread, however, with Texturant products and Specialities by far the strongest segment

Asia Pacific: 17% of revenue – positive trend continued

- Organic growth 10% and acquisition growth 21%
- Growth is also broadly spread, with Texturant products and Xylitol the most important segments in the region
- Although a smaller segment Cultures showed high double-digit growth
- Production joint ventures in xanthan gum and xylitol developed positively

Sugar
H1 2005/06 results


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Sugar
Financial and operational highlights

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(DKKm)	H1 2004/05	H1 2005/06	Growth (%)
Revenue	**3,727**	**3,891**	**4**
EBITDA	**734**	**619**	**(16)**
EBITDA margin (%)	19.7	15.9	-
EBIT	**529**	**419**	**21**
EBIT margin (%)	14.2	10.8	-

- Revenue was positively affected by increasing export activities, which had a positive impact on working capital
  - Generally difficult trading conditions ahead of the new EU Sugar regime
- EBIT decline in line with expectations
  - Higher costs for energy and export licenses affected operating profitability negatively
- Harvest and sugar production for 2005/06 progressing in line with previously released indications – i.e. a sugar production above the EU quotas

Sugar
The EU sugar reform

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- EU sugar reform with the following headlines:
  - Beet price: Reduced by 39.5% over a four-year period
  - Sugar price: Reduced by 36% over a four-year period
  - Limited export possibilities
- Quota reductions: Will be implemented over a four-year period
  - Selling quota: Initially at EUR 730 per tonnes, but farmers get at least 10%
- Danisco reiterates earnings guidance
  - EBIT is expected to drop to DKK 600-750m upon the reform being fully implemented
- Risk factors
  - Uncertainty and volatility during implementation period
  - Timing of capacity withdrawal



Group financials
H1 2005/06 results

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Income statement – H1 2005/06

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(DKK million)	H1 2004/05	H1 2005/06	H1 2005/06
Revenue	**8,605**	**10,391**	**21**
EBIT before share-based payments	**1,147**	**1,211**	**6**
Share-based payments	(36)	(64)	n.m.
Special items (excluding discontinued activities)	1	(151)	n.m.
Operating profit	**1,112**	**996**	**(10)**
Associates	44	0	n.m.
Other financials net	(150)	(225)	n.m.
Profit before tax	**1,006**	**771**	**(23)**
EPS diluted	14.27	10.87	(24)

- Revenue growth driven by Genencor acquisition, organic growth in Ingredients and inventory reductions in Sugar
- EBIT margin affected by higher R&D spending as well as higher raw material and energy prices
  - Margin dilution from Genencor acquisition limited on group level
  - Share-based payments and special items played significant role
- Growth in financial expenses was related to Genencor acquisition

Cash flow – H1 2005/06

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(DKK million)	H1 2004/05	H1 2005/06
Profit	**727**	**545**
Depreciation	461	582
Change in working capital	745	1,570
Other adjustments	(37)	(142)
Cash flow from operating activities	**1,896**	**2,555**
Net investments	(448)	(556)
Acquisitions	(2,234)	(137)
Cash flow after investments	**(786)**	**1,862**
Dividends & share buybacks	(349)	(402)
Cash flow after dividends and share buybacks	**(1,135)**	**1,460**

- Strong operating cash flow mainly related to inventory reductions in Sugar
  - Cash flow negatively impacted by restructuring in both Ingredients and Genencor
- Capex developed in line with full-year expectation of DKK 1.3bn
- Acquisition investments related to the final take-over of Genencor

Balance sheet – H1 2005/06

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(DKK million)	H1 2004/05	H1 2005/06
Invested capital	**20,460**	**26,686**
Associates	2,039	0
Other financial assets, net	141	437
Equity including minorities	**11,955**	**12,881**
Tax	1,534	1,451
Interest-bearing debt, net	**9,151**	**12,791**

- Growth in invested capital and net debt attributable to Genencor acquisition
  - Cash flow had a positive effect, with negative currency effect due to rising USD
- Genencor is now consolidated as a wholly-owned subsidiary against previously an associated company
- Equity positively affected by the period's profit as well as a revaluation of assets due to currency
  - Total pay-out of close to DKK 0.4bn to shareholders and minority interests

Warrant and option programmes
Status and outlook

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- One warrant programme and three option programmes with potentially 1.6m shares
- 2002/03 warrant programme:
  - Fully vested (September 2005) and potentially 0.4m shares outstanding
- Option programmes:
  - Will vest in 2006, 2007 and 2008. The combined potentially outstanding shares are 1.2m
- Provision is based on Black-Scholes, accruing and "true up" (IFRS 2)
- Rule of thumb (before tax) for 2005/06:
  - DKK 1.2m per DKK 1 change in share price
  - H2 outlook: Unchanged share price from end of H1 of DKK 395 is expected to result in a DKK 20m expense in the income statement

Genencor Business update

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Genencor
Acquisition rationale

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GENENCOR
R&D
Production

GENENCOR
Bio-products
Distribution power

DANISCO
Application knowledge
in food & feed

DANISCO
Customer access
Distribution power

Food & feed enzymes
- Combining strengths in terms of technology and customer access
- Stronger outlook vs stand-alone scenario for both companies
- Danisco provides extra R&D funding

Bio-products
- No direct product overlap, but scale benefits in infrastructure as well as sales synergies in certain segments
- R&D resources are increased via higher allocations as well as economies of scale benefit from combining the two organisations

Genencor Update

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- Genencor is overall performing strongly and in line with expectations
- Actions achieved so far:
  - Health-care activities closed down and main IPR assets divested
  - Beloit plant to be closed and activities transferred to Cedar Rapids
  - R&D activities co-ordinated between Danisco's original enzymes business and Genencor including overall pipeline management
  - Sales organisation: Food and feed activities integrated, with bio-products continuing as usual
  - Administration: Finance and HR activities in the process of being integrated in the USA



Genencor Profile

- Genencor's sales breakdown is shown below in prioritised order
  - Fabric and household care
  - Grain processing including bio-fuel
  - Textiles
  - Animal feed
  - Food & beverage



- Genencor has production in Americas, Europe and Asia
  - International sales organisation
- Genencor to continue to manage overall production and R&D activities
- The enzymes business structured in two independent sales organisations
  - Food and Feed: Ingredient divisions Specialities, Cultures and Animal Nutrition will be managing sales along with other relevant ingredient products going forward
  - Bio-products: Genencor will continue unchanged in this segment, but utilise Danisco's infrastructure where possible

Genencor
Business focus

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Business focus





Bio-products Food Feed

Resource allocation
Bio-products for industrial applications will continue being a vital part of the overall business platform. The focus on the food and feed enzyme segments will be intensified through increasing resource allocation.

Genencor
Financial outlook

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- Genencor on track to meet cost of capital of 7.5% within three years
  - Genencor has been able to off-set rising raw material and energy prices through ongoing productivity gains
  - Lower depreciation charges should improve EVA outlook
- Main risk factors
  - Timing in R&D projects
  - Timing in product launches
  - Competing products and technologies including patent issues
- Capital market day planned for late March 2006



Outlook for 2005/06

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Management guidance for 2005/06 I

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- Danisco maintains overall guidance for 2005/06 despite higher raw material and energy prices in Ingredients and Sugar:
  - Depreciation charges in Genencor
  - Special items
- Revenue: Unchanged at DKK 20.5-22.0bn
  - Ingredients: Unchanged at DKK 12.5-13.5bn of which Genencor represents around DKK 2.4bn
  - Sugar: Unchanged at DKK 8.0-8.5bn
- EBITDA*: Unchanged at DKK 3,600-3,800m despite higher raw material and energy prices in Ingredients and Sugar
  - Ingredients: Unchanged at DKK 2,500-2,600m of which Genencor represents around DKK 500m
  - Sugar: Unchanged at DKK 1,250-1,300m
- EBIT*: Unchanged at DKK 2,300-2,500m
  - Ingredients: Unchanged at DKK 1,650-1,750m of which Genencor represents around DKK 300m against previously DKK 200m
  - Sugar: Unchanged at DKK 850-900m

Note: Before special items and share-based payments

Management guidance for 2005/06 II

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- Special items: Net expense reduced from DKK 300-350m to DKK 250-300m due to divestment of Genencor's Health Care activities
  - The result of the Health Care activities is recognised under 'Discontinued operations'
- Consolidated profit*: Unchanged at DKK 1,200-1,300m
  - Tax: Change in Danish corporate tax rate will only have limited impact going forward
  - Share based payments: Expense partially related to the share price
- Currency assumption: USD budgeted at DKK 6.21 against previously DKK 6.17
  - Average rate in in 2004/05 was DKK 5.88
- USD sensitivity: Full-year impact from DKK 1 change in the USD
  - Revenue: Approx. DKK 800m
  - EBIT: Approx. DKK 130m

Note: Before special items and share-based payments

Calendar – 2005/06

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17 February	2006	IR quiet period for 9M
20 March	2006	9M results (May-Jan.)
30 April	2006	Financial year-end
20 May	2006	IR quiet period for 2005/06
20 June	2006	Results for 2005/06
22 August	2006	IR quiet period for Q1
24 August	2006	Annual General Meeting 2006
19 September	2006	Q1 results (May-July)
16 November	2006	IR quiet period for H1
14 December	2006	H1 results (May-Oct.)

Q&A

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Appendix

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Ingredients
The business model

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Ingredients
The business model – a basic understanding

- Protecting margins from commoditisation by innovation and technical support to customers
  - Food ingredients development
  - Food product development
  - Machinability – i.e. production optimisation
- Food is a local business in terms of products and production
  - Local presence and industry understanding is important to ingredients manufacturers
  - Food manufacturers are becoming more reliant on R&D support from ingredient suppliers due to the increasingly complex chemical nature of food production
- Food ingredients considered a defensive industry, but in reality has a high operating leverage due to the high fixed cost component
  - Production
  - Distribution
  - R&D



Market positions
Complexity and strengths of the business model

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- Direct customer contact in excess of 90% of revenue
  - Third party distributors are only used in markets with insufficient business volume to justify a subsidiary or for other local reasons
- The business matrix (based on rolling 6-12 months)
  - More than 20,500 products
  - More than 12,000 customers
  - More than 19,000 delivery points
- ABC analysis of the Ingredients business:
  - Top-10 customers account for only 19% of sales
  - Top-10 products account for only 24% of sales


A
B
C

Margin pressure
Economies of scale and market share positions are increasingly important in the industry
- Production
- Distribution
- R&D

Core strengths
Broadly based business in terms of products, customer and geographical coverage
- Application knowledge
- Distribution power
- Customer access

Global vs. local profile
- Optimise and utilise diverse customer base
- All customer sizes are important to Danisco

Ingredients
A truly global presence

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Canada
Scarborough

USA
Ardsley, NY
Bakersfield, CA
Beloit, WI
Cedar Rapids, IA
Elkhart, IN
Lakeland, FL
Madison
New Century, KS
Palo Alto, CA
Pine Brook, NJ
Rochester, NY
St. Joseph, MI
St. Louis, MO
Terre Haute, IN
Thomson, IL

Argentina
Arroyito
Buenos Aires

Brazil
Paulinia
Pirapozinho
São Paulo

Chile
Pargua
Santiago

Colombia
Santafé de Bogota

Guatemala
Guatemala City

Mexico
México City
Tecomán

Austria
Lenzing
Vienna

Belgium
Louvain-La-Neuve
Brugge

Denmark
Assens
Brabrand
Copenhagen
Grindsted
Haderslev
Holeby
Nakskov
Nykøbing

Finland
Espoo
Hanko
Jämsänkoski
Jokioinen
Kantvik
Kotka
Salo
Säkylä

France
Aubervilliers
Dangé Saint Romain
Èpernon
Grasse
Landerneau
Melle
Paris
Roncq
Sassenage
Seillans
Vinay

Germany
Anklam
Niebüll
Pattensen

Iceland
Reykjavik

Italy
Milan

Netherlands
Leiden
Zaandam

Norway
Bryne
Oslo

Portugal
Faro

Sweden
Arlöv
Köpingebro
Örtofta
Norrköping

Spain
Valencia
Viladecans

UK
Beaminster
Lincoln
Marlborough
Redhill
Stockport
Tullibody
Wellingborough

Croatia
Zagreb

Czech Republic
Smirice

Estonia
Tallinn

Hungary
Budapest

Lithuania
Kedainiai
Panevézys

Poland
Olsztyn
Poznan

Romania
Bucharest

Russia
Moscow

Serbia and Montenegro
Belgrade

Ukraine
Kiev

South Africa
Johannesburg
Cape Town

Australia
Sydney

China
Beijing
Guangzhou
Kunshan
Nanyang
Shanghai
Wuxi

India
Haryana

Japan
Osaka
Tokyo

Korea
Seoul

New Zealand
Auckland

Malysia
Penang
Kuala Lumpur

Singapore
Singapore

Sales office
Innovation centre
Production plant

Market positions

	Emulsifiers	Functional systems	Textural ingredients	Flavours	Food enzymes	Feed enzymes	Technical enzymes	Starter cultures	Bio-preservation	Sweeteners
Danisco (DK)	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Degussa/Cargill (USA)	✓	✓	✓	✓	✓			✓	✓	
Kerry Group (IE)	✓	✓	✓	✓	✓				✓	✓
Huber (DK/USA)			✓							
Cognis (D)	✓		✓							
Novozymes (DK)					✓	✓	✓			
PAI/Chr. Hansen (DK)				✓	✓			✓		
DSM (NL)		✓			✓	✓	✓	✓	✓	✓
ICI (UK)				✓						
IFF (USA)				✓						
Givaudan (CH)				✓						
Symrise (D)				✓						
Danisco's global position	1	1	2	8	2	3	2	2	1	1

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Vision statement

Danisco wants to be the leading supplier of value-adding ingredients to industry globally

Mission statement

To accommodate consumer demand for healthy, safe, and tasty food and provide value-adding sustainable bio-based solutions to industry

Strategy

Danisco's strategy is to create value through

- Organic growth
- Developing and capitalising on the technology platform
- Acquisitions

Financial targets
Group performance

Operational targets

- Increase in EPS (before special items)
- Net interest debt over time equals equity
- The return on the acquisition must exceed the WACC in the third full year after the acquisition

Dividend target

- Danisco aims to ensure the necessary shareholders' equity for the Company's operations and development and to distribute surplus capital in the form of share buybacks and dividend payments out of profit for the year. Share buybacks are subject to Danisco's acquisitions, profit for the year and capital structure

Financial targets
Divisional performance

DANISCO
First you add knowledge...

Ingredients

- Organic growth 30-50% above market growth
- Operating margin (EBIT) > 15% over a cycle

Sugar

- Continuous cash flow optimisation




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DANISCO
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2



21 December 2005 - 16:40

Danisco Sugar receives first-ever ISO 22000 certification

Danisco's sugar factory in Assens, Denmark, today obtained certification to a new ISO standard in recognition of the factory's commitment to food and feed safety management. BVQI Denmark performed the certification.

It was a world premiere when Danisco's sugar factory in Assens today achieved the ISO 22000 certification as evidence of the factory's efficient and well-documented food and feed safety management systems.

It is the first time that a certification to the new ISO standard, which highlights safety throughout the entire supply chain from farm to fork, is issued.

Henrik Solkær, Vice President responsible for sustainable development in Danisco Sugar, says in a comment to the certification:

'As a manufacturer of food ingredients and feed, product safety has top priority and we find it natural that we're front runners in this important area.

We constantly strive to improve our safety efforts and we've long been awaiting a global standard covering both food and feed as an alternative to many industry standards.'

'We have strong focus on safety management and communication up through the supply chain – from suppliers to customers – to ensure the highest possible food and feed safety standard.

The new ISO standard thus fits our approach perfectly. The ISO 22000 certification is an important milestone in our year-long effort, and we see it as a clear signal to the world of our stance on food and feed safety.'

Meticulous scrutiny

Prior to the certification, BVQI Denmark meticulously scrutinised Danisco Sugar's product safety performance, both at the factory in Assens and in relation to the overall control and coordination of local and central efforts.

This scrutiny resulted in the first-ever accredited certificate presented by Jacob Færgemand, Sales Director, BVQI Denmark A/S, who played an active role in the making of the standard.

On behalf of the International Organization for Standardization (ISO), he headed the international group of food specialists who have formulated the standard.

'Danisco Sugar has truly picked up the gauntlet and made a determined effort to be an ISO 22000 pioneer.

Showing great commitment and collaboration across the organisation, Danisco Sugar has succeeded in achieving the first accredited certification in the world.

This is a clear testament to the company's endeavours in this field and to Denmark's leading global position in the production of safe, high-quality food.'

For further information, please contact:

Danisco Sugar:
Henrik Solkær, Vice President, tel.: +45 3266 2504, mobile: +45 2482 1565
Dorthe Lindgreen, Communications Manager, tel.: +45 3266 2588, mobile: +45 4011 6695.

BVQI Denmark:
Jacob Færgemand, Sales Director, tel.: +45 7731 1000, mobile: +45 2064 5373
Jørn Jensen, Marketing Manager, tel.: +45 7731 1178, mobile: +45 2520 7178

About ISO 2200

- A global standard launched on 1 September 2005 and recognised by more than 40 countries, including several important Danish export markets such as the UK, Germany, Sweden, the USA and Japan
- The standard is applicable to the entire food chain ranging from primary producers over processing businesses (i.e. dairies, meat processors and bakeries) to retailers. It also applies to ingredient, feed, transport and packaging businesses
- The standard builds on the internationally recognised HACCP principles (Hazard Analysis and Critical Control Point) and focuses on management's commitment and communication.

The International Organization for Standardization (ISO) is a network of the national standards institutes of 153 countries and as such the world's leading standard developer. The most widely known standards are ISO 9001 (quality management) and ISO 14001 (environmental management). The Danish accrediting authority DANAK has authorised BVQI Denmark to perform certification to the ISO 22000 standard.


Read this press release in Danish

3,

DANISCO
First you add knowledge...

3 January 2006 - 10:00

'Taste bud' for fatty foods found

"Scientists have found that the tongue has taste receptors for fat, which might explain why we like fried foods." Source: BBC

"Conventionally, experts have thought that the tongue detects five tastes - sweet, salty, sour, bitter and umami taste for protein rich foods.

But tests on rodents showed a receptor on the tongue tastes fat - it is not known if it is the same for humans."

To read the full release, follow this link to the BBC's website:
http://news.bbc.co.uk/1/hi/health/4399584.stm

Interested in how sensory properties are key to food acceptance? Read about Danisco's sensory analysis.

Printed Tuesday, 24 January 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/january/businessupdate_53_en.htm

4.

DANISCO

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5 January 2006 - 11:50

Danisco wins Frost & Sullivan's Excellence in research award

"Danisco wins Frost & Sullivan's Excellence in research award in the food packaging industry for its unique plasticizer - GRINDSTED(R) SOFT-N-SAFE." Source: Frost & Sullivan

"Advances in Food Packaging Technology, selected Danisco A/S (Denmark) as the recipient of the 2005 Frost & Sullivan Award for Excellence in Research for the food packaging market."

"This is in recognition of the company's successful development of a novel vegetable oil-based plasticizer - GRINDSTED® SOFT-N-SAFE - that facilitates the production of soft and flexible polyvinyl chloride (PVC) applicable for effective food and beverage packaging."

To read the full release, follow this link to the Frost & Sullivan website:
http://www.frost.com/prod/servlet/press-release.pag?docid=57230979

Interested in Danisco SOFT-N-SAFE? Discover more here

Printed Tuesday, 24 January 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/january/pressrelease_341_en.htm

5.


DANISCO
First you add knowledge...

5 January 2006 - 12:00

Danisco Foundation awards three grants

For the first time the Danisco Foundation today awards three grants of DKK 50,000 each to three students of nutrigenomics, starter cultures and appetite control at the Centre of Advanced Food Studies.

'With these grants we hope to help the students make their graduate projects even better by enabling them for instance to buy equipment for their studies.

At the same time, we believe that the grants can improve the interaction between Danisco and food science students, many of whom may well have a future in our company,' says Alf Duch-Pedersen, CEO, Danisco A/S.

The Danisco Foundation has already instituted the annual Danisco Award to be presented to a scientist or a business who shows great commitment to improving the quality of food.

Now the Foundation has made it possible for graduate food science students at the Technical University of Denmark and the Royal Danish Veterinary and Agricultural University to apply for grants for their graduate projects.

'We're very happy that Danisco with these grants has found it relevant to focus on food science education and create awareness about the institutions that supply many graduates to the Danish ingredients and food industries,' says Lisbeth Munksgaard, Director, Centre of Advanced Food Studies.

The students will receive the grants today at an award ceremony at Danisco's headquarters in Copenhagen.

For further information, please contact:

Annette Erichsen, Education Coordinator, LMC, tel.: +45 4525 2627
Carl Johan Corneliussen, Media Relations Manager, Danisco, tel. +45 3266 2926

View this release in Danish

Printed Tuesday, 24 January 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/pressrelease_340_en.htm

6

DANISCO

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12 January 2006 - 09:10

Optimising feed costs with a natural extract from sugarbeet

Remaining with existing poultry feed formulations could cost producers dearly, according to a warning from Danisco Animal Nutrition, a world leader in specialised animal feed ingredients.

"In many animal production systems where feed is the biggest single cost, profitability depends on the relative cost and nutritive value of the ingredients available. In an increasingly global market, the need to retain competitive advantage is key," explains Dr Milan Hruby, Technical Services Manager.

According to Dr Hruby, adding betaine to poultry feed provides poultry producers in Brazil with the opportunity to further optimise production costs through feed cost reductions of approximately $0.65/tonne. Danisco's Betafin is a form of natural betaine extracted from sugar beet, highly purified using patented chromatographic separation techniques. An excellent source of methyl groups, Betafin can substitute more efficiently for other sources of methyl groups in the diet, such as methionine and choline, providing the opportunity to reduce feed costs. Methyl groups are involved in hundreds of metabolic reactions, including the creation of phospholipids (an important component of cell membranes), tissue repair and immune response functions.

"As leaders in delivering the most value from betaine we have developed the Betacheck service, which provides customized recommendations on Betafin use to maximize broiler feed cost savings," explains Dr Hruby. "The degree to which betaine can replace choline and methionine will depend on several factors, including the age of the bird, diet nutrient levels and the level of environmental challenge. Betacheck takes account of all these factors and integrates them with methionine, choline and betaine pricing to provide an accurate, simple method of determining the potential cost savings resulting from the inclusion of Betafin in different feed formulations. Typically, Betafin would be included in broiler diets at between 0.7 – 1kg per tonne."

In addition to reducing feed costs, betaine acts as an osmolyte, accumulating in the bird's cells where it attracts water. This protects the bird from dehydration, allowing it to more efficiently maintain its water balance during hot periods of the year. Including betaine in poultry diets under heat stress conditions therefore offers significant economic benefits in terms of improving bird performance, including factors such as feed conversion, liveweight gain and breast yield.

A division of Danisco A/S, a global leader in the development and manufacture of food ingredients from natural raw materials, Danisco Animal Nutrition pioneered the development and use of enzymes and betaine in animal nutrition. Its products are now widely used by pig and poultry producers throughout the world. The company's mission is to provide sustainable animal nutrition solutions to meet consumers' demands for safe, high quality, affordable food, whilst helping to protect the environment.

For further information, please contact:

Andrea Barletta, Global Marketing Manager, Danisco Animal Nutrition.
Tel: +44 (0) 1672 517777. Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager, Kendalls Communications.
Tel: +44 (0) 1394 610022. Email: julian.cooksley@kendallscom.co.uk

Printed Tuesday, 24 January 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/january/businessupdate_54_en.htm

7.



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12 January 2006 - 14:35

Danisco ends sugar campaign with excellent output

High raw material quality and efficient production characterised the sugar campaign in 2005.

Danisco's sugar output in Denmark, Sweden, Finland, Germany and Lithuania amounted to 1,274,000 tonnes in the recently concluded campaign (1,242,000 in 2004), thereby meeting the previously announced expectations.

The sugar output was helped by the exceptionally warm and sunny autumn in most regions, leading to strong beet growth late in the season and a high sugar content.

Moreover, all of Danisco's sugar factories had a technically successful production with volume records in several days and weeks.

Executive Vice President, Mogens Granborg, of Danisco A/S says:

'We're very satisfied with this year's sugar output. Once again we've proved that our determined effort to bring factory efficiency to European top level has been a success.

Combined with our technical know-how, we have the best possible basis for creating a production platform that is optimally adapted to the new conditions resulting from the EU sugar reform.

The high yields, which set new records in Denmark and Finland, also demonstrate that there is a basis for continued sugar beet growing in our producer countries in the years ahead.'

Danisco's sugar output 2005 by country:

Country	Production (tonnes of sugar)	Sugar yield (tonnes sugar/ha)	Sugar quota 2005/06 (tonnes sugar)
Denmark	475,000 (472,000)	10.5 (10.2)	362,000
Sweden	406,000 (372,000)	8.9 (8.4)	342,000
Finland	179,000 (148,000)	6.4 (5.5)	136,000
Germany	122,000 (147,000)	8.0 (9.5)	107,000
Lithuania	92,000 (104,000)	7.0 (6.6)	80,000

(Figures for the 2004 campaign are shown in brackets.)

For further information, please contact:

Thomas B. Olsen, Executive Vice President, Agriculture, Danisco Sugar, tel.: +45 3266 2500
Dorthe Lindgreen, Communications Manager, Danisco Sugar, tel.: +45 3266 2588,
mobile: +45 4011 6695.

Read this release in Danish

Printed Tuesday, 24 January 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/january/pressrelease_342_en.htm



DANISCO

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17 January 2006 - 12:15

CHOOZIT™ GCI 23, a new tutti-frutti ripening culture for soft cheeses

During FIE 2005, Danisco Cultures presented CHOOZIT™ GCI 23, a new Geotrichum candidum that develops an unusual and amazing tutti-frutti flavour and odour in soft cheeses.

Following the Western Europe consumer trend for lighter taste, CHOOZIT™ GCI 23 creates a cheese with true personality, though far from the strong sulphuric notes usually found in Geotrichums.

Its fruity aroma brings a pleasant and differentiating taste to all soft cheeses from camembert to goat cheeses.

With a high stability during ripening, CHOOZIT™ GCI 23 does not develop any bitterness nor acidity and is ideal for use in country-style traditional cheeses. It offers the added advantage of producing a light rind in-between yeast and mould, therefore avoiding the unattractive appearance of a toad skin-like cheese surface.

With one of the most comprehensive range of ripening and lactic cultures for cheeses, Danisco Cultures is keen to maintain a high level of biodiversity.

Isolated from raw milk, CHOOZIT™ GCI 23 illustrates Danisco's continuous contribution to enrich the palette of cultures available for cheese and dairy manufacturers.

For further information, please contact:

Audrey Bernard, tel. 00 33 1 56 60 4784

Printed Tuesday, 24 January 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/january/businessupdate_55_en.htm

9

DANISCO

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23 January 2006 - 09:00

Danisco interprets human flavour perceptions

Danisco has developed Commonsense ™ Flavour Technology, a ground-breaking solution to harmonise flavours with other food ingredients and, for the first time, human perceptions of flavour.

Technology

One of the key technologies behind the development of Commonsense™ Flavours is proton transfer reaction-mass spectrometry – PTR-MS – which makes it possible to measure the flavour components released while natural and processed foods and beverages are being consumed.

Using these measurements, it is possible to obtain a precise picture of how consumers perceive the taste of the food they eat and the specific components behind consumer preferences – data that is then used in the development of highly targeted Commonsense™ Flavours.

Detection of aroma signals

Perception and recognition of a particular food is mainly based on the aroma components released during consumption.

Using PTR-MS technology, Danisco measures the rise and fall of key flavour chemicals during chewing, swallowing and breathing – a complex and rapid process.

The flavour chemicals are measured in samples taken from the human nasal cavity, focusing particularly on the breath expelled during the swallowing of food, the major contributor to aroma perception.

While most traditional methods of flavour analysis can only measure the flavour components released at a single point in time, PTR-MS measurements provide a complete, real-time picture.

By identifying the critical compounds that distinguish a particular fruit or food, it becomes possible to recreate a similar effect in a finished food or beverage product.

Getting closer to the consumer

The introduction of the human perspective has brought Danisco closer to the consumer.

In addition to analysing the flavour release profile of natural products during consumption, it is possible to observe how flavours are released from all kinds of food and beverage formulations, including the influence of ingredients such as, fat, protein, carbohydrate, water and stabilisers on the overall flavour experience.

Benefits

• Achieve greater consumer acceptance
• Reduce time to market
• Rejuvenate existing brands
• Encourage consumer loyalty
• Extend product lifecycles

The current range

Commonsense™ Flavours are available in natural, nature identical and heat stable formats for a wide variety of beverage and food applications.

For further information, please contact:

Glenn Stanley, Marketing Manager on tel. 00 44 1933 304200

10


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24 January 2006 - 15:12

Danisco participates in Ethical Corporation conference

Søren Vogelsang, Vice President of Sustainable Development, is one of the guest speakers at the Business-NGO Partnerships conference in London, 28-29th March and New York, 9-10 May.

The conference will provide information and dialogue on strategies proven to build and sustain business-NGO partnerships.

Some of the topics covered in the conference will be:

- Key ingredients of a successful Business-NGO partnership
- Managing finances
- Measuring progress
- Overcoming conflicts

For more information visit the Ethical Corporation website:
http://www.ethicalcorp.com/

For further information on Danisco's participation, please contact:

Daniel King, Sustainable Development Communications Manager, tel. +45 32 66 2031

Printed Tuesday, 24 January 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/january/pressrelease_343_en.htm

EXECUTIVE BOARD


DANISCO
First you add knowledge...

Danisco A/S
Langebrogade 1
P.O Box 17
DK-1001 Copenhagen K
Tel.: +45 3266 2000
Fax: +45 3266 2175
www.danisco.com
info@danisco.com

Notice no. 1/2006

27 January 2006

Warrant programme: Issue of new shares

In 2002/03 Danisco set up a warrant programme covering more than 6,300 of Danisco's employees. In the second exercise period from 15 December 2005 to 12 January 2006 around 17% of the employees decided to exercise their warrants, bringing the total percentage of employees, who have exercised their warrants, to 81%. The majority chose the option of cash settlement while a small number chose to subscribe for new shares.

At the due date for payment on 26 January 2006, the employees had subscribed and paid for 8,342 shares at a price of DKK 299 in accordance with the warrant programme, and on 27 January 2006 Danisco effected a capital increase of 8,342 shares of DKK 20 nominal value, equivalent to a nominal capital increase of DKK 166,840. The share capital is increased from DKK 978,322,060 (corresponding to 48,916,103 shares of DKK 20 nominal value) to DKK 978,488,900 (corresponding to 48,924,445 shares of DKK 20 nominal value).

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:
Investor Relations, Danisco A/S, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, Danisco A/S, tel.: +45 3266 2913, e-mail: info@danisco.com

Danisco is one of the world's leading producers of ingredients for food and other consumer products. The group employs approximately 10,000 employees in more than 40 countries and reported revenue of DKK 17.8 billion in 2004/05. Danisco's broad technology platform and product portfolio include emulsifiers, enzymes, stabilisers, cultures, flavours, sugar and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials. Our products are mainly used in the food industry, for instance to improve the texture in bread and ice cream, but are also applied to feed, cleaning, textiles and plastics. Danisco is also one of the largest and most efficient sugar producers in Europe.

CVR. no. 11350356

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Recruitment - salaried staff

First you add knowledge... which is why the employees are the single-most important ingredient at Danisco.

Since the basis of our business is to sell this knowledge to our customers, it is vital for us to recruit the right people to fulfil our vision of becoming the world's leading supplier of food ingredients.

We want all jobs to be performed by employees who have the appropriate personal and professional competencies. Recruitment and further development are based on competencies, not gender, nationality, race, religion etc.

Competencies

Your competencies will be continually developed. Danisco focuses on developing your competencies in parallel with the challenges you and the company face. You should therefore be prepared for new work duties, inter-company projects and various kinds of further training.

You should have good command of English and be able to use the IT tools required for your job.

Prepared for change

Danisco values flexibility and capacity for change.

Recruitment process

New employees are recruited year round, and the recruitment process is carried out in close collaboration with line management and the local HR unit, who together ensure that all applicants are considered in a uniform manner and that you as an applicant are thoroughly informed of job specifications, place of work and the conditions of your employment.

If you apply for a job in a foreign country, we recommend that you investigate your possibilities of obtaining a work permit before applying.

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Marketing

Competencies for marketing

Knowledge driven by a marketing approach is identified as a key success factor for Danisco. We have set ambitious growth targets for the years ahead that will depend on our customer-focused commitment.

What we require

In marketing we employ people at many levels, but in general we require good analytical, inter-personal and networking skills. For team leadership positions, experience in staff management is necessary, and for marketing functions, experience with marketing in another company and/or experience in the food industry will be an advantage.

Tasks

As a member of our team, you will deal with tasks which may cover all marketing aspects from product management to industry marketing management: market intelligence, market trend analysis, customer portfolio segmentation, communication, branding, marketing strategy definition, drawing up operational marketing plans and preparing sales tools, product argumentation, sales force support. Our professional skills and human qualities are constantly challenged.

International contacts

Travelling and contact with customers and colleagues are all parts of the job. This multicultural setting calls for highly developed communication skills, particularly in English, an open mind and adeptness in teamworking and knowledge sharing across cultural and geographic borders.

Proactive approach

In performing most of our tasks you need to have a very proactive approach to the market and the ability to take initiatives and make decisions under the guiding principle of 'freedom with responsibility'. Likewise, natural curiosity, enthusiasm, creativity and an innovative spirit are highly valued.

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Sales

Competencies for sales

Adding knowledge where our customers face unmet needs is identified as a key priority for Danisco. We have set ambitious growth targets for the years ahead that will depend on our commitment to provide innovative and competitive solutions to our customers.

What we require

In Sales we employ people at many levels, but in general we require good listening, inter-personal, negotiation and presentation skills. For team manager positions, experience in staff management is necessary, and for account managers, experience of sales in another company and/or experience in the food industry will be an advantage.

Tasks

As a member of our team you will deal with tasks which may cover all aspects of sales from customer relationship to strategic selling: planning visits, listening to customers and understanding their needs, identifying sales opportunities, defining and following up on sales action plans, establishing and maintaining strong relationships and closing deals.

International contacts

Our professional skills and human qualities are constantly challenged. Travelling and daily contact with customers are parts of the job. In this customer interface setting you must have highly developed communication skills combined with a result-oriented spirit and ability to build relationships and create value for the customers, to the benefit of our company and our customers alike.

Most of our tasks require a customer-focused approach and the ability to take initiatives and make decisions under the guiding principle of 'freedom with responsibility'. In addition, natural curiosity, enthusiasm as well as a challenging and innovative spirit are highly valued.


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PREFERRED PROFILES

- R&D
- Marketing
- Sales
- Leadership

R&D

Competencies for innovation

Knowledge, experience and an innovative approach are key priorities at Danisco. We have set ambitious growth targets for the years ahead that will depend on a creative and progressive commitment.

No two days are the same

As an employee, you will deal with multidisciplinary tasks from in-house research & development to representative activities with customers, partners etc. No two days are the same, and our technical skills and human qualities are constantly challenged.

International travelling and daily contact with customers and colleagues throughout the world are all parts of the job. This multicultural setting calls for highly developed communication skills, particularly in English, an open mind and adeptness in teamworking and knowledge sharing across cultural and geographic borders.

What we require

Most of our tasks require an independent, self-supported approach and the ability to take initiatives and make decisions under the guiding principle of 'freedom with responsibility'. Likewise, natural curiosity, enthusiasm, creativity and an innovative spirit are highly valued.

In Innovation we employ people at many levels, but in general we require good IT, analytical, inter-personal, networking and presentation skills. For team leadership positions, experience in staff management is necessary, and for scientific leadership, a doctoral degree in one of the biosciences will be an advantage.

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PREFERRED PROFILES

- R&D
- Marketing
- Sales
- Leadership

Leadership

What is a good leader in Danisco?

As a Danisco manager you have a great responsibility for realising our corporate vision, mission and strategy. Ultimately, your overall responsibility is to create value for our stakeholders. We expect you to deliver sustainable growth by defining clear goals for your part of the organisation. Equally important is your ability to create motivated, competent and successful teams that can deliver superior customer satisfaction.

What we require

Leading and supervising multicultural teams require highly developed communication skills, empathy and intercultural understanding. In our ever-changing business environment you must be able to adapt and quickly respond to change and take the role as change agent in relation to your employees and your areas of responsibility. Your ability to make sound decisions using entrepreneurial and commercial thinking will be key to your success as a manager.

Highly skilled, independent and self-supported

Our employees are highly skilled, independent and self-supported, and we expect you to be the same. You have a solid theoretical background, preferably international experience and you have proven your capability and potential in your area of expertise.

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Research and Development Manager

Marlborough, United Kingdom

Deadline: 10 February 2006

Danisco Animal Nutrition is the feed ingredients division of Danisco A/S, Denmark, one of the world's leading suppliers of food ingredients.

Danisco's animal nutrition division was first established in the early 1980's and pioneered the development and use of enzymes and betaine in animal nutrition.

Today, the division supplies enzymes, betaine and flavours to improve the nutrition of poultry, pigs as well to support some ruminant and aquaculture business; full details of which can be seen on the Animal Nutrition area of our website www.danisco.com.

Your tasks

As a member of the Research & Development team:

- Plan and execute monogastric research, to enhance the speed to market of new products and services.
- Manage resources to meet the immediate and longer-term strategic goals of the business in relation to enzymes, betaine and new product segments.
- Have the ability to become a leading figure in the international feed additives business.

Your profile

- Recently qualified PhD in monogastric nutrition
- More experienced, outstanding candidates will be considered, especially with experience in project management
- Project management experience preferred
- Experience in at least one of the following fields: feed formulation, feedstuff evaluation, gut physiology and microbiology, environment, and modelling
- Growing research profile, with a publication record
- Ability to communicate
- Fluent English, oral and written
- Multilingual skills are preferred
- Able to fully utilise Information Technology, including statistical packages
- Understand the poultry and pig industry
- Experience in commercial animal nutrition or related supply industries

We offer

If you meet these criteria and would like to develop your career in a challenging and rewarding international business environment, please send a covering letter

and curriculum vitae, before the 10th February, by using the buttons below.

For further information please contact Debbie Coleman, HR Manager on 44 1672 517 777

Job code: UK0001

Apply for the job:
Your name:
Your e-mail:

Application: Browse...
CV: Browse...
Attachments: Browse...

Submit my request clear

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14.





Engineering Service Manager, Animal Nutrition: Re-advertised

European city, Europe

Deadline: 17 February 2006

Danisco is a major food and feed ingredients company with the vision, ambition and resources to continue rapid growth in animal nutrition through organic growth and acquisition.

For our regional sales team which delivers solutions to our customers in Europe, Middle East, Africa and the Indian Subcontinent we are looking for an Engineering Service Manager.

Your tasks

You will play a key role in our sales strategy in optimising the use of our high performance feed ingredients at the feed mill level. You will lead the drive to enhance engineering solutions to our customers in the region.

As part of the Regional business team, you will be an important value creator for the business and this opens up opportunities for long-term career development with a leading bioscience company.

The job involves some travelling activities and you will be situated at one of our offices in Europe or at a home office.

Your profile

Candidates should have the following background:

- Engineering background with at least 5 years experience from working with feed mills or other related technologies
- Excellent command of both oral and written English
- Use of IT tools like AUTOCAD LT or similar programs
- Self-motivated, with good communication and people skills
- Willing and able to work in an international business environment
- Willing and able to travel internationally.

We offer

Good opportunities for both professional and personal development and an attractive remuneration package.

For information please contact Regional Director Niels Otto Damholt on g8nod@danisco.com or phone: +45 89 43 55 14. Send your application no later than 17 February 2006.

Job code: 1888

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15

DANISCO

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Jobs &
Career



Regional Business Manager

European city, Preferably in Denmark

Deadline: 3 February 2006

You will be responsible for Regional Product Management and divisional budgets for Food enzymes in the European region and play an important leading role in regional marketing and business development of Food Enzymes.

Food Enzymes covers the industries Bakery, Brewing, Fruit juice & Wine and other food processing industries like Eggs and Oil & Fats.

Your tasks

Your main task is to develop, implement and support regional strategies based on the general food enzyme strategy plan in close co-operation with Regional Sales Management, Innovation and global product management.

Other tasks include:

- Develop regional product positioning and pricing strategies
- Participate in tactical meetings and sales conferences
- Play an important leading role in coordinating regional industry strategies and tactics in close co-operation with other departments
- Regional coordination and support for new food enzyme product launches in co-operation with global product management.
- Participate in enzyme projects within application departments and be a driver in their market introduction
- Coordinate Food enzyme activities such as sales budgets, annual contract negotiations and development projects within the region.
- Participate in global business development activities
- Ongoing revision of product portfolio
- General divisional marketing activities

You should expect about 40 - 60 days of international travel activity a year, mainly in Europe.

Your profile

You preferably have a Masters degree in Food Engineering and you are capable of combining technical insight with commercial and marketing skills.

Experience from sales and/or Enzyme application is a strong advantage.

We offer

A challenging position in a strong global team with good possibility for both professional and personal development.

The position will preferably be based in Denmark or alternatively in another European country.

For further information please contact:

Business Director Lars Obel on +45 32 66 22 78 or mobile + 45 24 22 42 89.
Please send your application no later than 3 February 2006.

Job code: 1913

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16.

Select format: (•) HTML ( ) Excel

Select time horizon: 1 December 2005

31 January 2006

Show data

No data found for date 31.01.2006

Date	Close	Low	High	Turnover, euros	Volume, shares
01.12.2005	454.50	445.50	457.00	196,781,769.00	436,238
02.12.2005	462.00	260.00	475.00	249,287,102.00	538,205
05.12.2005	468.00	466.00	472.00	311,070,958.00	664,181
06.12.2005	470.00	467.00	474.00	229,298,043.00	486,847
07.12.2005	460.00	460.00	472.50	275,112,193.00	592,397
08.12.2005	453.50	452.50	460.00	294,388,260.30	644,841
09.12.2005	461.50	454.50	535.69	219,464,793.00	475,791
12.12.2005	453.00	452.50	464.50	158,443,332.00	345,778
13.12.2005	461.50	454.00	463.00	156,108,938.00	339,053
14.12.2005	456.00	455.00	461.00	99,166,687.00	216,840
15.12.2005	455.00	451.50	464.00	188,685,782.00	412,687
16.12.2005	466.50	453.00	472.50	258,233,531.00	553,457
19.12.2005	465.00	462.00	470.00	108,686,188.00	233,364
20.12.2005	469.50	465.00	470.50	117,045,409.00	250,743
21.12.2005	466.50	466.00	474.00	134,694,361.00	286,920
22.12.2005	472.50	466.50	473.00	98,963,507.00	210,733
23.12.2005	473.50	472.50	479.00	84,403,383.00	177,898
27.12.2005	475.00	474.00	480.00	77,003,988.00	161,257
28.12.2005	476.50	475.00	478.50	93,255,722.00	195,657
29.12.2005	483.00	476.50	484.50	80,461,797.00	167,163
30.12.2005	482.50	476.00	483.50	75,061,549.00	155,995
02.01.2006	488.00	483.00	495.00	124,186,403.00	254,860
03.01.2006	490.50	490.00	496.00	224,258,905.00	455,994
04.01.2006	490.50	488.50	495.00	135,389,698.00	275,246
05.01.2006	483.50	482.50	491.00	141,774,296.00	291,377
06.01.2006	483.00	481.50	491.33	130,712,160.00	269,918
09.01.2006	474.50	472.00	478.50	226,260,574.00	476,595
10.01.2006	471.00	469.00	475.00	143,411,167.00	304,150
11.01.2006	477.00	470.50	479.00	114,374,623.00	241,142
12.01.2006	478.50	475.50	482.00	128,969,189.90	270,070
13.01.2006	473.00	472.50	479.00	107,950,367.00	227,089
16.01.2006	473.00	469.50	476.00	122,356,421.00	258,585
17.01.2006	471.50	371.50	473.50	88,714,266.40	188,092
18.01.2006	462.00	450.00	468.00	263,091,519.00	571,121
19.01.2006	465.00	464.00	468.50	151,386,847.00	325,619
20.01.2006	460.00	458.50	469.00	112,702,105.00	242,209
23.01.2006	453.00	450.50	458.00	168,292,686.00	369,964
24.01.2006	455.50	452.50	459.50	96,226,575.00	211,124
25.01.2006	461.00	453.50	464.00	150,744,972.00	327,310
26.01.2006	462.00	461.00	468.00	116,684,378.60	251,914
27.01.2006	464.00	460.50	467.50	114,990,061.00	248,132

30.01.2006	463.00	460.50	465.00	82,512,652.00	178,272



DANISCO

First you add knowledge...

1 February 2006 - 08:40

Tom Knutzen is granted options in Danisco

Tom Knutzen joins Danisco A/S as Executive Vice President today, 1 February 2006, in order to take over as Chief Executive Officer as of 1 May 2006.

Notice no. 02/2006

The Board of Directors has granted Tom Knutzen 76,500 options for Danisco shares at the price of DKK 440, which is equivalent to the share price prevailing at the time of contract in mid-August 2005, with a premium of 10%.

The options are exercisable in three tranches of 25,500 each as from 1 June 2006, 2007 and 2008 and three years ahead. According to the Black-Scholes model, the theoretical value can today be calculated at DKK 5.8 million (parameters: average term 2.8 years, volatility 16%, dividend DKK 6.75 and interest rate 3.5%).

Yours faithfully

Anders Knutsen
Chairman of the Board of Directors

ID code: DK0010207497


Read this release in Danish

Printed Wednesday, 01 February 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/february/investor_188_en.htm

17

DANISCO

First you add knowledge...

2 February 2006 - 11:00

Genencor heralds President Bush's call to move beyond a petroleum based economy

State of the Union message highlights funding for the development of biorefineries to produce fuel ethanol.

Genencor International, Inc., a division of Danisco A/S, applauds U.S. President George W. Bush's Advanced Energy Initiative and his call to develop new biorefineries using renewable resources like corn stalks and perennial prairie grass.

Genencor, a global producer of enzymes for the ethanol industry, has been instrumental in developing new technologies to convert biomass to ethanol, which could ultimately lead to reduced dependence on foreign oil and a reduction in greenhouse gas emissions.

Since 2000, Genencor scientists have worked with the U.S. Department of Energy through the National Renewable Energy Laboratory (NREL) to reduce the costs of enzymes to enable a commercially viable process of using cellulosic biomass (such as the non-food parts of grain and other plant material) to make ethanol.

Currently, ethanol is made in the U.S. from starch derived mostly from corn. One of the technical hurdles in converting cellulose to ethanol is enzyme cost and efficiency.

In its four-year contract with NREL, Genencor delivered a 30-fold improvement in the cost of enzymes. This technical advance is an important step in the development of sustainable biorefineries to take their place alongside traditional oil refineries and open new, untapped markets for industrial biotechnology.

"The President has set an ambitious but achievable goal for biofuel development. The next generation of ethanol technology is within our grasp. The industry now needs concrete policy initiatives to assist the pioneers overcome the economic hurdles in deploying a promising technology," said Jack Huttner, vice president of commercial and public affairs for Genencor.

"The President's vision for energy independence and his leadership will be an important part of making the biobased economy a reality."

For further information, please contact:

Angela Blackwell, Communications Manager tel. +1 585 256 5200

Printed Friday, 03 February 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/february/pressrelease_344_en.htm

/8,


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